Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

The Board is pleased to announce the unaudited consolidated results of Ascentage Pharma Group International for the six months ended June 30, 2026, together with the comparative figures for the six months ended June 30, 2025.

FINANCIAL HIGHLIGHTS

Revenue for the six months ended June 30, 2026 was RMB302.2 million (US$44.5 million), compared to RMB233.7 million (US$32.6 million) for the six months ended June 30, 2025, which represents an increase of RMB68.5 million (US$11.9 million), or 29.3% on a constant exchange rate (CER) basis, as compared to the six months ended June 30, 2025, primarily because product sales increased by RMB69.5 million (US$11.9 million), or 32.6%, to RMB282.4 million (US$41.6 million) for the six months ended June 30, 2026, compared to RMB212.9 million (US$29.7 million) for the six months ended June 30, 2025.

Total operating expenses for the six months ended June 30, 2026 increased by RMB276.7 million (US$46.7 million), or 36.1% to RMB1,042.7 million (US$153.7 million), as compared to the same period of 2025. Research and development expenses increased by RMB168.9 million (US$29.0 million), or 32.0%, to RMB697.5 million (US$102.8 million) for the six months ended June 30, 2026, compared to RMB528.6 million (US$73.8 million) for the six months ended June 30, 2025, primarily attributable to progress in our ongoing global clinical trials. Selling and distribution expenses increased by RMB88.6 million (US$14.2 million), or 64.3%, to RMB226.4 million (US$33.4 million) for the six months ended June 30, 2026, primarily attributable to increased marketing and promotion investment for Lisaftoclax. Net loss was RMB817.0 million (US$120.4 million) for the six months ended June 30, 2026, compared to loss of RMB590.8 million (US$82.5 million) for the six months ended June 30, 2025.

As at June 30, 2026, the Group’s cash and bank balances were RMB1,895.6 million (US$279.4 million), or a decrease of RMB574.5 million (US$73.8 million), or 23.3% on a constant exchange rate (CER) basis compared with RMB2,470.1 million (US$353.2 million) as at December 31, 2025, which was primarily attributable to ongoing operating expenses associated with global clinical trials as well as research and development.

BUSINESS HIGHLIGHTS

Appointment of Dr. Faiçal Miyara as Chief Business Officer and Jim Ziegler as Chief Commercial Officer

●	On August 3, 2026, we appointed Dr. Faiçal Miyara as Chief Business Officer (CBO), responsible for the Company’s global business development, and Jim Ziegler as Chief Commercial Officer (CCO), responsible for the commercialization of the Company’s products in the United States and other countries outside of China. Appointments put dedicated leadership behind two separate priorities: building Ascentage Pharma’s own commercial organization in the United States, and expanding its global business development activities.

Removal of “B” marker from stock short name

●	On May 27, 2026, we announced that we have satisfied the market capitalisation/revenue test under Rule 8.05(3) of the Listing Rules. The Company has obtained approval from the Stock Exchange for the disapplication of Rules 18A.09 to 18A.11 of the Listing Rules, and has thereby formally removed the “B” marker from its English and Chinese stock short name with effect from June 1, 2026. This change signifies that Ascentage Pharma has met higher thresholds in terms of market capitalisation and revenue, marking another major milestone in the Company’s development journey.

BTK-targeted protein degrader, APG-3288, has received investigational new drug (IND) application clearance from the U.S. FDA and China Center for Drug Evaluation (CDE) and we are conducting a clinical study in patients with relapsed/refractory hematologic malignancies

●	In January 2026, we announced that APG-3288, our proprietary BTK-targeted protein degrader, received IND clearance from the U.S. FDA. In addition, we announced in February 2026 that the CDE provided clearance for APG-3288. We are conducting a multicenter, open-label Phase I study designed to evaluate the safety, tolerability, pharmacokinetic (PK) profile, and preliminary efficacy of APG-3288 in patients with relapsed/refractory hematologic malignancies.

For details of any of the foregoing, please refer to the rest of this announcement and, where applicable, the Company’s prior announcements published on the websites of the Stock Exchange and the Company.

MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

We are a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development, and commercialization of novel, differentiated therapies to address unmet medical needs in cancer.

Our two approved oncology drug products, Olverembatinib and Lisaftoclax, were developed by the Company to treat multiple major hematologic malignancies as well as solid tumors that occur globally. Currently, for hematologic malignancies, Olverembatinib is directed toward or intended to address chronic myeloid leukemia, or CML, and acute lymphocytic leukemia, or ALL, and Lisaftoclax is directed towards or intended to address chronic lymphocytic leukemia, or CLL, small lymphocytic lymphoma, or SLL, acute myeloid leukemia, or AML, and higher-risk myelodysplastic syndrome, or HR-MDS. These particular hematologic diseases alone are expected to exceed US$166 billion in aggregate market size by 2035, according to an industry report commissioned by us and independently prepared by Frost & Sullivan, or the F&S Report.

Our first product, Olverembatinib, is a novel, third-generation tyrosine kinase inhibitor, or TKI, that was the first BCR-ABL1 TKI approved in China for treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. We are currently commercializing Olverembatinib in China. Since January 2025, all approved indications of Olverembatinib by the CDE have been included in the NRDL, which bolstered the affordability and accessibility of the drug in China. We are currently conducting an FDA and European Medicines Agency (EMA)-cleared, global Phase III registrational trial, called POLARIS-2, of Olverembatinib in patients with CML that has previously been treated with at least two TKIs, and currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called POLARIS-1 of Olverembatinib in patients with newly diagnosed Philadelphia chromosome-positive (Ph+) ALL. In addition, we are conducting multinational Phase III registrational trial for patients with succinate dehydrogenase- (SDH-) deficient gastrointestinal stromal tumor (GIST) (POLARIS-3).

Our second product, Lisaftoclax, is a novel Bcl-2 inhibitor whose approval we announced on July 10, 2025, by the NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors. This milestone makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor ever to be commercially approved. We are also currently conducting four registrational Phase III clinical trials of Lisaftoclax: (1) the global GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response, (2) the multinational GLORA-2 study in combination with acalabrutinib in patients with newly diagnosed CLL/SLL, (3) the multinational GLORA-3 study in combination with azacitidine, or AZA, in elderly and unfit patients with newly diagnosed AML; and (4) the global GLORA-4 study in combination with AZA in patients with newly diagnosed HR-MDS.

Our central strategy has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer. Beyond our two leading products, we have several other clinical-stage assets in U.S., Chinese, and international clinical trials. As of the date of this announcement, we have utilized our knowledge of small-molecule discovery together with our ability to execute clinical trials globally to develop novel treatments to address unmet medical needs in cancer. Supported by our strong scientific foundation, we use state-of-the-art technologies to discover and develop innovative therapeutic agents directed toward underserved patient populations.

We leverage our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical needs by targeting key apoptotic pathways and tyrosine kinases that have been validated in the field. These core competencies have allowed us to develop small-molecule and disease target degrader candidate therapeutics against a range of well-characterized apoptotic targets including Bcl-2, Bcl-2/Bcl-xL, inhibitor of apoptosis protein (IAP), and mouse double minute homolog-2-tissue protein 53 (MDM2-p53). In addition, we are building next-generation cell signaling inhibitor candidates (i.e., BCR-ABL1, ALK, FAK, ROS inhibitors) as well as epigenetic-modifying agents (i.e., Polycomb Repressive Complex-2 PRC2 inhibitor). In earlier stages of our pipeline, we are harnessing our deep understanding of protein degraders to develop a wide range of therapeutic candidates, specifically proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins implicated in oncogenesis. We believe that we are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, including Bcl-2 family, IAPs, and the MDM2-p53 pathway.

We have built a global intellectual property portfolio. As of June 30, 2026, we have 537 issued patents globally, which includes 25 new patents issued during the reporting period. Of these patents, 395 were issued outside of China.

We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent as well as clinical collaboration agreements with AstraZeneca and Merck & Co.. Our research and development collaborations with leading research institutions include Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, and the University of Michigan, as well as the National Cancer Institute.

BUSINESS OVERVIEW

Product Pipeline

The following table summarizes our clinical-stage pipeline consisting of seven small-molecule drug candidates, including ongoing trials of Olverembatinib and Lisaftoclax for oncology indications beyond those currently approved in China, along with the development status of each candidate, as of June 30, 2026:

1.	Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2.	Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant to first – and second-generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

3.	In July 2025, Lisaftoclax was approved by the NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

4.	Registrational trials for CLL/SLL, AML and HR-MDS; Phase 2 trials ongoing for multiple myeloma (MM).

Core Product Candidate

Olverembatinib (HQP1351)

Our first product, Olverembatinib, is a novel, third-generation TKI and the first BCR-ABL1 TKI approved in China for the treatment of patients with CML-CP with a T315I mutation, CML-AP with a T315I mutation, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. The T315I (“gatekeeper”) mutation confers resistance against imatinib and all second-generation TKIs. Olverembatinib received support from China’s National Major New Drug Discovery and Manufacturing Program. Since January 2025, all approved indications of Olverembatinib have been covered by China’s NRDL, which bolstered the affordability and accessibility of the drug in China.

As of the date of this announcement, the FDA has granted four Orphan Drug Designations (ODDs) for Olverembatinib, including in CML, ALL, AML, and GIST, as well as Fast-Track Designation for treatment of patients with CML and certain genetic markers that has failed to respond to treatments with existing TKIs. Olverembatinib was also granted an Orphan Designation by the EMA for the treatment of CML. Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network (NCCN) USA guidelines for the management of CML and in the updated 2025 European LeukemiaNet recommendations. In addition, Olverembatinib has been included in the 2025 edition of the Chinese Medical Association’s Guideline for the Diagnosis and Treatment of Chronic Myeloid Leukemia in China , the 2025 edition of the Chinese Anti-Cancer Association (CACA) Guidelines for Holistic Integrative Management of Cancer, and the 2025 edition of the Chinese Society of Clinical Oncology (CSCO) Guidelines.

The following table summarizes registrational trials that were completed or ongoing worldwide for Olverembatinib:

1.	Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2.	Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant to first – and second-generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

The recent progress of Olverembatinib is as follows:

Commercial progress

●	The number of Direct-to-Patient (DTP) pharmacies and hospitals where Olverembatinib is on formulary reached 879 as of June 30, 2026, a 12% increase compared to 782 as of June 30, 2025. In particular, the number of hospitals where Olverembatinib is on formulary increased by 34% over the same period, to 394 hospitals as of June 30, 2026, from 295 hospitals as of June 30, 2025.

Clinical progress

●	We continue enrollment in an FDA and EMA-cleared registrational Phase III clinical trial of Olverembatinib in combination with chemotherapy versus investigator-choice TKI in combination with chemotherapy in patients with newly diagnosed Ph+ ALL (POLARIS-1).

●	We continue enrollment in an FDA and EMA-cleared registrational Phase III clinical trial of Olverembatinib for patients with previously treated CML-CP, both with and without the T315I mutation (POLARIS-2).

●	We continue enrollment in a registrational Phase III clinical trial of Olverembatinib for the treatment of patients with SDH-deficient GIST that has failed prior systemic treatment (POLARIS-3).

●	We are evaluating Olverembatinib in combination with the Bcl-2 inhibitor Lisaftoclax in early-phase clinical trials.

Updated Clinical Data Highlights

●	In June 11 to June 14, 2026, the latest clinical data from multiple trials in CML and Ph+ ALL therapeutic areas of Olverembatinib were presented at the at the 31st Congress of the European Hematology Association (EHA2026).

A Phase Ib study provided the first evidence that olverembatinib is active in patients with ponatinib– and/or asciminib-resistant CML-CP, including those harboring challenging genotypes such as ASXL1 mutations, highlighting its potential as a treatment option for patients with multi-line TKI-resistant disease. ASXL1 mutations confer a poor prognosis and increased risk of disease progression. Among 22 patients with ponatinib– and/or asciminib-resistant CML-CP, ASXL1 mutations were detected in 40.9% (9/22) of patients. After Olverembatinib treatment, 44.4% (4/9) of patients with ASXL1 mutations achieved clinical responses, including 22.2% (2/9) achieving major molecular response (MMR) and one achieving MR4.5.

A prospective, multicenter, controlled trial enrolled 105 patients with CML-CP who had received at least two prior TKIs for ≥18 months and failed to achieve MMR. Patients were assigned in a 1:2 ratio to either switch to Olverembatinib or continue their most recent TKI therapy (control group). Results showed that the 6-month MMR rate was significantly higher in the Olverembatinib group than in the control group (54.3% vs 10.0%; P<0.001). At 12 months, the cumulative incidence of MMR was 57.14% in the Olverembatinib group compared with 21.43% in the control group (P<0.0001). Common grade 3/4 hematologic treatment-emergent adverse events (TEAEs) included thrombocytopenia (42.86%) and anemia (17.14%). Grade 3/4 nonhematologic adverse events were infrequent. Notably, 78.57% of adverse events related to prior TKI therapy improved after patients switched to Olverembatinib. These findings support Olverembatinib as a potential standard of care for patients with CML-CP previously treated with at least two TKIs.

Updated results from Part 1 (dose escalation) of POLARIS-1, a global phase 3 study of Olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed Ph+ ALL, demonstrated a minimal residual disease (MRD)-negative complete response (CR) rate of 63.0% after three cycles of induction therapy as well as a favorable safety profile.

Findings from a phase Ib study demonstrated that the chemotherapy-free dual oral regimen of Olverembatinib combined with Lisaftoclax may offer a novel therapeutic option for pediatric patients with relapsed/refractory (R/R) Ph+ ALL A total of 17 patients were enrolled, and 40% harbored ABL1 mutations, including T315I. Among nine efficacy-evaluable patients, the combination achieved an overall response rate (ORR; CR + CR with incomplete hematologic recovery CRi) of 88.9% and an MRD-negativity rate of 66.7% (8/12 at cycle 2 day 28), A total of 93.3% of patients (14/15 at cycle 2 day 28) achieved MMR or better. Both agents were detectable in cerebrospinal fluid (CSF), providing evidence of central-nervous-system (CNS) penetration, and demonstrated activity across ABL1 mutation subgroups. The regimen showed a manageable safety profile, with no treatment-related deaths.

●	In May 29 to June 2, 2026, the latest clinical data from multiple trials of Olverembatinib were presented at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting.

The latest data from a Phase Ib study evaluating Olverembatinib in combination with bispecific T-cell engager antibody blinatumomab demonstrated that the combination regimen conferred encouraging clinical activity in patients with R/R lymphoid blast phase chronic myeloid leukemia (CML-LBP) or Ph+ B-cell precursor ALL (Ph+ BCP-ALL), with a total of 91% (10/11) of patients achieving CR or CRi. In addition, 67% (8/12) of patients achieved BCR::ABL1 negativity by PCR (≤0.01%), and 80% (8/10) achieved MRD negativity by flow cytometry (≤0.01%). The combination regimen demonstrated a manageable safety profile, with most adverse events (AEs) being grade 1-2, consistent with the known toxicities of each agent.

Updated data in 47 patients with CML-CP demonstrated that Olverembatinib may provide a safe and effective second-line treatment for patients with CML-CP, especially those with disease without the T315I mutation that had failed on first-line treatment with second-generation TKIs. As of January 14, 2026, among 42 evaluable patients, 76.2% (32/42) had achieved complete cytogenetic response (CCyR) and 47.6% (20/42) achieved MMR. Responses continued to improve with longer treatment duration: at cycle 24, the best CCyR rate reached 91.3% and the best MMR rate, 60.9%. In patients with CML-CP that had failed first-line treatment with second-generation TKIs, Olverembatinib demonstrated a CCyR rate of 81.3% and an MMR rate of 50.0%.

Updated clinical and translational results of Olverembatinib in patients with SDH-deficient tumors revealed that Olverembatinib inhibits fatty acid-promoted tumor cell migration by targeting the p38-MAPK-CD36 pathway, providing further insight into its mechanism of action in SDH-deficient tumors. Among 26 patients with SDH-deficient GIST, 6 (23.1%) patients experienced partial response (PR) as the best response, with a median progression-free survival (PFS) of 25.7 months; among 6 patients with SDH-deficient paraganglioma, best responses were observed in 4 patients, with stable disease (SD) lasting ≥ 4 cycles (clinical benefit rate, 66.7%) and a median PFS of 8.25 months.

●	In April 17 to April 22, 2026, two preclinical results of Olverembatinib were presented at the American Association for Cancer Research (AACR) 2026 Annual Meeting. Olverembatinib demonstrated marked antitumor activity in preclinical models of endometrial carcinoma (EC), exerting synergistic antitumor effects when combined with chemotherapy. In preclinical mantle-cell lymphoma (MCL) models, Olverembatinib also showed antitumor activity and synergized with BTK inhibitor acalabrutinib.

●	In March 2026, at the 52nd Annual Meeting of the European Society for Blood and Marrow Transplantation (EBMT 2026), results from the first real-world study were presented that confirm Olverembatinib’s capacity to induce deep remission and optimize allogeneic hematopoietic stem cell transplantation (HSCT) outcomes for patients with blast-crisis chronic myeloid leukemia (BC-CML). This single-center retrospective analysis was based on 69 patients with BC-CML who received TKI plus chemotherapy as bridging induction therapy before HSCT, among whom 43 were treated with first/second-generation TKIs (1/2G-TKIs) and 26 with Olverembatinib. Compared with 1/2G-TKIs, olverembatinib significantly enhanced pretransplantation molecular responses with notably improved MMR and complete molecular response (CMR) rates of 53.8% and 23.1%, versus 16.3% and 4.7% in the 1/2G-TKI group; Olverembatinib bridging therapy was associated with improved posttransplantation survival, with 1-year overall survival (OS) rate of 89% and 1-year PFS rate of 78% (vs. 70.8% and 68% for the 1/2G-TKI group, respectively), alongside lower non-relapse mortality (NRM) at 10.6% compared with 23% in the 1/2G-TKI group. This real-world analysis provides the first clinical evidence supporting the efficacy and safety of Olverembatinib in transplant-eligible BC-CML.

Expected Progress of Olverembatinib

●	In 2026, we will continue to advance enrollment in the POLARIS-1, POLARIS-2, and POLARIS-3 trials.

Key Products and Pipeline Candidates

Lisaftoclax (APG-2575)

Lisaftoclax is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptotic (programmed cell death) process in cancer cells. In July 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors, marking Lisaftoclax as the first Bcl-2 inhibitor receiving conditional approval and marketing authorization in China as well as the second Bcl-2 inhibitor approved commercially. In addition, Lisaftoclax was recommended in the 2026 CSCO Lymphoma Diagnosis and Treatment Guidelines for the treatment of patients with R/R CLL/SLL, and in 2026 CSCO Guidelines on Hematological Malignancies for the treatment of older/unfit patients with AML. Currently, Lisaftoclax has received clearances and approvals to conduct clinical studies including global registrational trials in China, the United States, Australia, and Europe, in indications including CLL/SLL, non-Hodgkin’s lymphoma, or NHL, AML, MM, MDS, and certain solid tumors. Furthermore, the FDA has granted five ODDs to Lisaftoclax, specifically for the treatment of patients with follicular lymphoma, or FL, WM, CLL, MM, AML.

The following table summarizes the registrational trials completed or ongoing for Lisaftoclax:

1.	In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

A summary of recent progress of Lisaftoclax is as follows:

Commercial progress

●	As of June 30, 2026, the number of DTP pharmacies and hospitals where Lisaftoclax is on formulary reached 415, including 60 hospitals where Lisaftoclax is on the formulary.

Clinical progress

●	We continue enrollment in a global, registrational Phase III clinical trial, called GLORA-4, of Lisaftoclax in combination with AZA for the treatment of patients with newly diagnosed HR-MDS. GLORA-4 is a global trial that has also been cleared by the FDA and EMA.

●	We continue enrollment in a registrational Phase III clinical trial, called GLORA-3, of Lisaftoclax in combination with AZA for the treatment of elderly or unfit patients with newly diagnosed AML.

●	We continue enrollment in a registrational Phase III clinical trial, called GLORA-2, to evaluate Lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in patients with previously untreated CLL/SLL, to validate a fixed duration of combination regimen as a first-line treatment.

●	We continue enrollment in a global, registrational Phase III clinical trial, called GLORA, of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated suboptimally with BTK inhibitors. GLORA is a global trial that has also been cleared by the FDA and EMA.

●	The Phase Ib/II clinical trials of Lisaftoclax in combination with other therapies for the treatment of patients with MM in the United States is ongoing.

●	The phase Ib/II study of Lisaftoclax as a single agent or in combination with other therapies for the treatment of patients with AML/MDS, including patients resistant to venetoclax, is ongoing in China.

●	Phase Ib/II studies of Lisaftoclax in combination with other therapies for the treatment of patients with AML/MDS are also ongoing in the United States.

Updated Clinical Data Highlights

●	In June 11 to June 14, 2026, studies in myeloid neoplasms and CLL/SLL therapeutic areas of Lisaftoclax were presented at the at the 31st Congress of the European Hematology Association (EHA2026).

A multicenter real-world (retrospective) study evaluated the efficacy and safety of Lisaftoclax in patients with myeloid neoplasms. A total of 30 patients were enrolled, including 25 patients with AML (with a CR/CRi rate of 72%) and 3 patients with MDS, 2 of whom achieved CRi. Regarding safety, grade ≥ 3 treatment-emergent adverse events (TEAEs) were primarily hematologic, including thrombocytopenia (27%), anemia (23%), and neutropenia (20%). Overall safety was manageable.

A multicenter retrospective study evaluated the real-world efficacy and safety of Lisaftoclax combined with AZA for MDS. A total of 10 patients with HR-MDS were enrolled, including 5 newly diagnosed cases and 5 relapsed/refractory cases. The overall ORR was 70%, with 60% for first-line therapy and 80% for second-line therapy, and the median time to initial response was 1.8 months. Among 4 patients with prior failure on venetoclax plus AZA, 1 achieved CR following Lisaftoclax + AZA treatment, and AEs were generally manageable. Overall, these preliminary real-world data suggest that Lisaftoclax plus azacitidine has promising activity and acceptable toxicity in MDS.

A correlative analysis from the pivotal Phase II study (NCT05147467) evaluated associations between baseline characteristics and prognosis in patients with R/R CLL/SLL treated with Lisaftoclax. The study enrolled 77 patients with R/R CLL/SLL refractory to BTKis. Among 72 evaluable patients, the median progression-free survival (PFS) was 23.9 months and the Independent Review Committee (IRC)-assessed ORR was 62.5%. Further analyses showed that TP53 mutation/del(17p), complex karyotype (CK), and mutations in SF3B1 , KIT , BLM , and SETD2 were associated with significantly shorter PFS. Complex karyotype and larger tumor size were identified as independent risk factors for shorter PFS. These findings demonstrate that Lisaftoclax has clinical activity in patients with R/R CLL/SLL refractory to BTKi therapy. In addition, these data may help to identify patients with poorer prognosis based on baseline risk characteristics, supporting future risk stratification and risk-adapted combination treatment strategies.

●	In December 2025, Phase Ib/II trial (NCT04215809) findings published in Med reported on Lisaftoclax monotherapy or combinations with rituximab or acalabrutinib in patients with CLL/SLL. A total of 176 patients were enrolled into three cohorts: 46 on monotherapy, 39 on Lisaftoclax plus rituximab, and 91 on Lisaftoclax plus acalabrutinib. A total of 30.1% of patients had del(17p) and/or TP53 mutations, with a median of 2 prior therapy lines. The ORR was 67.4% (29/43 evaluable R/R patients) for monotherapy and 84.6% (33/39 R/ R patients) for Lisaftoclax plus rituximab. The Lisaftoclax plus acalabrutinib arm achieved 100% ORR in 22 previously untreated patients and 96.9% in 65 patients with R/R CLL/SLL. Hematologic toxicities such as neutropenia tended to occur early and responded to standard supportive care; no meaningful drug-drug interactions were observed with rituximab or acalabrutinib. These results suggest Lisaftoclax with a 5-7-day ramp-up delivers favorable tolerability and potent antitumor activity in patients with previously untreated and R/R CLL/ SLL, including those with prior venetoclax failure.

Expected progress of Lisaftoclax

●	We plan to initiate clinical studies to confirm Lisaftoclax’s potential to overcome venetoclax resistance in patients who have failed venetoclax treatment.

●	We will continue to advance enrolment in the GLORA, GLORA-2, GLORA-3, and GLORA-4 trials in 2026.

●	We plan to actively advance the inclusion of Lisaftoclax in China’s NRDL in 2026.

APG-2449

APG-2449 is a novel, orally active, small-molecule inhibitor of focal adhesion kinase, or FAK, a third-generation inhibitor of anaplastic lymphoma kinase, or ALK, and an inhibitor of receptor tyrosine kinase C-ROS oncogene 1, or ROS1. It is a triple ligase kinase inhibitor designed and developed by Ascentage Pharma and is also the first FAK inhibitor approved by CDE for clinical studies in China. In a first-in-human trial, CSF PK analyses showed that APG-2449 penetrated the blood-brain barrier. An updated study of APG-2449 demonstrated preliminary clinical benefit in patients with non-small-cell lung cancer, or NSCLC, whose disease was TKI naïve and resistant to second-generation ALK inhibitors, especially in those with brain metastases. In addition, high phosphorylated FAK, or pFAK, expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC-resistant to second-generation ALK inhibitors, suggesting that increasing pFAK levels may be a viable therapeutic approach to treating tumors resistant to second-generation ALK TKIs. Furthermore, we are investigating the potential synergistic effect of APG-2449 combined with agents targeting the MAPK pathway, including RAS, MEK, and BRAF inhibitors.

Recent progress of APG-2449 is as follows:

Clinical progress

●	Two CDE-cleared registrational Phase III clinical trials are ongoing that are separately evaluating APG-2449 in patients with NSCLC who are resistant to or intolerant of second-generation ALK TKIs and previously untreated patients with ALK-positive advanced or locally advanced NSCLC.

●	A Phase Ib/II study of APG-2449 in combination with liposomal doxorubicin hydrochloride in platinum-resistant ovarian cancer is ongoing.

Updated Development Highlights

●	In April 17 to April 22, 2026, preclinical results of APG-2449 were presented at the AACR 2026 Annual Meeting. In BRAF V600E-mutant colorectal cancer and melanoma models, APG-2449 enhanced the antitumor activity of MAPK pathway blockade via FAK inhibition.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-2449 SUCCESSFULLY.

Alrizomadlin (APG-115)

Alrizomadlin (APG-115) is a novel, orally bioavailable, small-molecule inhibitor of MDM2-p53 designed to be highly specific for disruption of the protein-protein interaction of MDM2 and p53 in order to restore p53 tumor suppressor activity. Alrizomadlin is undergoing multiple clinical studies in China, the United States, and Australia as a single agent or in combination with immunotherapy or chemotherapy for treating solid tumors and hematologic malignancies.

The FDA has granted six ODDs for alrizomadlin, for the treatment of soft-tissue sarcoma, gastric cancer, AML, retinoblastoma, stage IIB-IV melanoma, and neuroblastoma. In addition, alrizomadlin has been granted two Rare Pediatric Disease Designations, or RPDDs, by the FDA for the treatment of neuroblastoma and retinoblastoma. Finally, alrizomadlin has been officially included by the CDE of the NMPA into the pilot project of the Incentive Pilot Program for Pediatric Anticancer Drug R&D (Starlight Program). It is planned to be developed for the treatment of pediatric solid tumors, including neuroblastoma (NB), rhabdomyosarcoma (RMS), and Ewing sarcoma (EWS).

Recent progress of alrizomadlin is as follows:

Clinical progress

We are currently conducting the following clinical studies of alrizomadlin in the United States and/ or Australia:

●	A Phase Ib/II study of alrizomadlin monotherapy or in combination with anti-PD-1 antibody pembrolizumab in patients with unresectable or metastatic melanoma (in collaboration with Merck & Co.) or other advanced solid tumors.

●	A Phase IIa study evaluating the pharmacokinetics, safety, and efficacy of alrizomadlin as a single agent or in combination with Lisaftoclax in subjects with relapsed/refractory T-cell prolymphocytic leukemia, or R/R T-PLL, or NHL.

In addition, the CDE has granted approval for the following clinical trials of alrizomadlin in China:

●	A Phase Ib/II clinical study of alrizomadlin in combination with anti-PD-1 antibody (JS001) toripalimab, for the treatment of patients with advanced liposarcoma (LPS) or other advanced solid tumors.

●	A Phase Ib study of alrizomadlin as a single agent or in combination with azacitidine or cytarabine in patients with R/R AML and relapsed/progressed high-/very high-risk MDS.

●	A Phase I clinical study of alrizomadlin alone or in combination with Lisaftoclax in children with solid tumors is ongoing. Current data indicate that Alrizomadlin alone or in combination with Lisaftoclax showed a manageable safety profile, with preliminary antitumor activity in heavily pretreated relapsed/metastatic RMS, or other soft-tissue sarcomas (STSs).

Updated Clinical Development Highlight

●	On May 30, 2026, the latest clinical data of alrizomadlin alone or in combination with Lisaftoclax for the treatment of pediatric patients with relapsed/metastatic RMS or other STSs were presented at the 2026 ASCO Annual Meeting. In the alrizomadlin monotherapy arm, 1 patient with refractory embryonal RMS achieved CR. In the alrizomadlin and Lisaftoclax combination arm, the ORR was 23.5% among 17 response-evaluable pediatric patients with relapsed/refractory solid tumors, including 1 CR in a patient with EWS, as well as PRs in 2 patients with RMS and 1 patient with NB. The disease control rate (DCR) was 70.6%.

●	In March 2026, results from the Phase I clinical trial of alrizomadlin in patients with TP53 wild-type unresectable recurrent or metastatic salivary gland cancer (NCT03781986) were published in Nature Communications . The study demonstrated that alrizomadlin monotherapy exhibited a manageable safety profile and encouraging preliminary antitumor activity. Clinically meaningful efficacy signals were observed in patients with TP53 wild-type salivary gland cancers, particularly adenoid cystic carcinoma (ACC), achieving an ORR of 15% and a median PFS of 10.5 months. These findings further support the clinical development potential of Alrizomadlin and validate the therapeutic relevance of targeting the MDM2-p53 pathway in this patient population.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET ALRIZOMADLIN (APG-115) SUCCESSFULLY.

Pelcitoclax (APG-1252)

Pelcitoclax is a novel, highly potent, small-molecule drug candidate designed to restore apoptosis through dual inhibition of the Bcl-2/Bcl-xL proteins for the treatment of small-cell lung cancer (SCLC), NSCLC, neuroendocrine tumor, and NHL. APG-1252 was granted an ODD by the FDA for the treatment of SCLC.

In various clinical trials conducted in the United States, Australia, and China, patients have been treated with Pelcitoclax as monotherapy or in combination with other antitumor agents. Pelcitoclax has been well tolerated in patients to date using either weekly or biweekly intermittent dosing schedules. Preliminary antitumor activity was observed as a single agent in heavily pretreated patients.

Recent progress of Pelcitoclax is as follows:

Clinical progress

Pelcitoclax is currently under investigation in a variety of combination trials, including:

●	A Phase Ib study of pelcitoclax plus osimertinib in patients with epidermal growth factor receptor, or EGFR, mutant NSCLC in China;

●	A Phase Ib/II study of pelcitoclax as a single agent or in combination with other therapeutic agents in patients with R/R NHL in China.

●	A Phase I study of pelcitoclax in combination with MEK inhibitor cobimetinib in recurrent ovarian and endometrial cancers in the U.S..

●	A Phase Ib/II study of pelcitoclax in combination with AZA in patients with R/R high-risk AML in the U.S..

Updated Clinical Development Highlight

●	In July 2026, we published results of a Phase Ib clinical study (NCT04001777) in the Journal for ImmunoTherapy of Cancer (JITC) evaluating pelcitoclax (APG-1252) in combination with third-generation EGFR TKI osimertinib for the treatment of advanced EGFR -mutated NSCLC. The study demonstrated that this combination regimen exhibited a favorable safety profile, predictable PK characteristics, and promising antitumor activity in both previously TKI-untreated and TKI-resistant patients. Higher baseline Bcl-xL expression was associated with greater clinical benefit from treatment, while patients harboring TP53 mutations also achieved sustained clinical responses. These findings suggest that targeting the Bcl-2/Bcl-xL-mediated apoptotic pathway may represent a novel therapeutic strategy for overcoming EGFR-TKI resistance and improving outcomes in high-risk patients with EGFR -mutated NSCLC.

Expected Progress of Pelcitoclax

●	Plan to initiate a Phase I study in China evaluating the safety and PK of Pelcitoclax as monotherapy and in combination in R/R AML.

●	Multiple investigator-initiated oncology trials to be initiated outside China.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET PELCITOCLAX (APG-1252) SUCCESSFULLY.

APG-5918

APG-5918 is a potent, orally bioavailable, and highly selective embryonic ectoderm development, or EED, inhibitor. EED is a core subunit of the PRC2. PRC2 inhibitors block tumor cell epigenetic modifications, enabling expression of tumor-suppressor genes. Preliminary study results from preclinical models of anemia demonstrated that APG-5918 can improve hemoglobin insufficiency induced by chronic kidney disease, or CKD.

We have initiated an FDA-cleared multicenter, open-label Phase I clinical trial to evaluate the safety, PK, and efficacy of APG-5918 in patients with advanced solid tumors or lymphomas, including NHL, that have progressed or are intolerant to previously approved therapies or for which no standard treatments are available.

Recent progress of APG-5918 is as follows:

Clinical progress

●	Ongoing Phase I clinical trial of APG-5918 for the treatment of patients with advanced solid tumors and hematologic malignancies in China and the U.S..

●	Ongoing Phase I clinical trial of APG-5918 for the treatment of patients with anemia-related indications in China. The first part of the single ascending dose, or SAD, study in healthy subjects has been completed, and the second part of multiple ascending dose, or MAD phase in patients with anemia is ongoing.

Updated Development Highlights

●	In April 17 to April 22, 2026, preclinical results of APG-5918 were presented at the AACR 2026 Annual Meeting. APG-5918 demonstrated synergistic antitumor activity when combined with topoisomerase I inhibitors in preclinical SCLC models, potentially through epigenetic priming of chemosensitivity.

Expected Progress of APG-5918

●	During 2026, we plan to advance the clinical development of APG-5918 in oncology and anemia in the U.S. and China.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-5918 SUCCESSFULLY.

APG-3288

APG-3288 is our first disclosed novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform. This candidate induces the formation of a ternary complex consisting of the BTK target, the PROTAC, and the cereblon E3 ubiquitin ligase, leading to proteasome-mediated degradation of the BTK target. Unlike conventional BTK inhibitors, APG-3288 is designed to act through degradation rather than inhibition, inducing rapid, potent, highly selective, and sustained degradation of both wild-type BTK and multiple BTK mutants associated with resistance to existing BTK inhibitors (e.g., C481S). Critically, this approach blocks the BCR-BTK signaling axis at its source, thereby overcoming resistance to BTK inhibitors and potentially providing a novel and differentiated therapeutic strategy for BTK-targeted treatment. In preclinical studies,, APG-3288 demonstrated more potent BTK degradation, higher selectivity, and more favorable PK properties compared to certain other BTK degraders in development, highlighting the drug’s potential.

Recent progress of APG-3288 is as follows:

Clinical progress

●	APG-3288 received IND clearance from the U.S. FDA in January 2026 and received IND application clearance from the China CDE in February 2026. We are conducting a global Phase I study evaluating APG-3288’s PK, safety, tolerability and efficacy data in patients with relapsed/refractory B-cell malignancies, including in the U.S. and China.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET APG-3288 SUCCESSFULLY.

Discovery programs

We continue to actively engage our internal discovery capability in pursuit of novel, differentiated, therapeutic candidates to add to our proprietary pipeline. The following summarizes some recent achievements from our ongoing discovery program activities:

Protein degraders

Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways. We believe that we have the ability to develop differentiated protein degraders with superior PK/PD profiles resulting in less off-target effects than observed with degraders already in clinical development. We also believe that we can develop cancer therapeutics targeted toward resistance mechanisms that have traditionally plagued small-molecule inhibitors, with our protein degrader candidates.

In the first quarter of 2026, we announced that APG-3288, our first novel, highly potent, and selective BTK degrader, received IND clearance from the U.S. FDA and CDE. In addition, we identified and nominated our targeted protein degrader, or TPD, candidate for preclinical development. This orally bioavailable degrader targets the MDM2-p53 pathway. In the last 20 years, many highly potent and orally active MDM2-p53 inhibitors have been developed to activate the p53 tumor suppressor gene, and several are currently in clinical development, including Alrizomadlin. However, inhibition of p53 often leads to upregulation of MDM2, which, in turn, has limited the efficacy of MDM2 inhibitors evaluated by others to date. Therefore, we believe that a degrader approach has the potential to be a transformative new strategy against these key oncology targets.

We have also identified several compounds from our protein degrader discovery capability that can rapidly reduce levels of the Bcl-xL protein in human cancer cell lines and thereby inhibit their growth due to their dependency on Bcl-xL. Based on our initial studies, we believe that our Bcl-xL protein degrader approach has the potential to demonstrate strong antitumor activity along with low levels of platelet toxicity. We are in the process of selecting and nominating our first Bcl-xL degrader candidate for preclinical development. The potential candidates exhibit high selectivity for the Bcl-xL target, demonstrating potent cellular and degradation activity, and showing remarkable in vivo efficacy in murine xenograft models.

RESEARCH AND DEVELOPMENT

We have a proven record of accomplishment in research discovery, global clinical development, and commercialization of novel biopharmaceuticals directed toward cancer. We plan to continue to diversify and expand our product pipeline through both in-house research and development and collaboration with biotechnology and pharmaceutical companies, as well as academic institutions. We have an experienced scientific advisory board, or SAB, chaired by Dr. Shaomeng Wang, our cofounder and non-executive director. Members of our SAB are physician scientists with expertise in cancer research and drug development. They are not our employees but periodically assist us and guide our clinical development programs through regularly scheduled SAB meetings.

For the six months ended June 30, 2025 and 2026, our research and development expenses were RMB528.6 million and RMB697.5 million, respectively.

INTELLECTUAL PROPERTY RIGHTS

Intellectual property rights are fundamental to our business. Through our robust research and development, we have strategically developed a global intellectual property portfolio with exclusive rights to issue patents or patent applications worldwide with respect to our products and product candidates. As of June 30, 2026, we had cumulatively amassed 537 issued patents globally, including 25 new patents issued during the reporting period. Of these patents, 395 patents were issued outside of China.

COMMERCIALIZATION

Ascentage Pharma is executing its dual-engine commercialization strategy. Our commercial portfolio maintained a resilient performance in the first half of 2026, with Lisaftoclax ramping up post-launch and Olverembatinib consolidating its position as the cornerstone product following its strong post-NRDL growth in 2025.

As of June 30, 2026, we have a fully operational commercialization team in China consisting of nearly 300 staff members, and our commercialization efforts cover approximately 1,500 hospitals across the country. To support the further growth of our cornerstone product Olverembatinib and the continued ramp-up of Lisaftoclax in its second year of commercialization, we continue to enhance our organizational capabilities in a steady and strategic manner. Building on the differentiated clinical profile of both products and our established and steadily expanding commercial capabilities, we are well positioned to accelerate market penetration and prepare for potential new indication approvals and upcoming NRDL inclusion opportunities.

Olverembatinib maintained its position as the cornerstone product of our portfolio, continuing to serve as a leading third-generation TKI treatment option for patients with CML in China. Building on the strong revenue growth achieved in the prior year following its expanded NRDL coverage, Olverembatinib continued to demonstrate a stable and healthy commercial performance, supported by sustained patient demand, ongoing accumulation of real-world evidence, and continued expansion of hospital access.

Lisaftoclax, our second commercialized product, continued to demonstrate strong postlaunchmomentum in the first half of 2026. Leveraging our fully in-house commercial team and itsdifferentiated clinical profile, Lisaftoclax achieved further expansion in hospital access and pharmacy coverage, supporting a steady and rapid increase in new patient prescriptions.

We continued to strengthen the underlying commercial infrastructure that supports the sustained growth of our dual-engine portfolio.

●	As of June 30, 2026, our commercial team had grown to nearly 300 members, most of whom possess professional experience in the hematology-oncology field, ensuring focused execution while enabling shared operational leverage.

●	As of June 30, 2026, the number of DTP pharmacies and hospitals where Olverembatinib is on formulary reached 879, an increase of approximately 12% compared to six months ended June 30, 2025. In particular, the number of hospitals where Olverembatinib was included on formularies increased approximately 34% to 394 hospitals for the six months ending June 30, 2026 from 295 hospitals for the six months ending June 30, 2025.

●	Lisaftoclax also achieved rapid nationwide access expansion following its launch. As of June 30, 2026, the number of DTP pharmacies and hospitals where Lisaftoclax is on formulary reached 415, including 60 hospitals where Lisaftoclax is on the formulary.

In the first half of 2026, guideline recognition and clinical evidence continued to reinforce the clinical positioning of both of our commercialized products.

●	Olverembatinib maintained its established position as a recommended therapy across leading domestic and international guidelines, including the CACA guidelines, the CSCO guidelines for CML and Ph+ ALL, the NCCN guidelines, and the European LeukemiaNet Recommendations.

●	Lisaftoclax further strengthened its clinical positioning through comprehensive recognition in the 2026 CSCO guidelines: in the 2026 CSCO Guidelines for the Diagnosis and Treatment of Lymphoma , Lisaftoclax received a Level I recommendation as monotherapy for R/ R CLL/SLL, a Level II recommendation in combination with rituximab, and a Level III recommendation in combination with acalabrutinib; in the 2026 CSCO Guidelines for the Diagnosis and Treatment of Malignant Hematologic Diseases , Lisaftoclax was recommended as a core first-line option for older/unfit patients with AML, as a treatment option for hypomethylating agent (HMA)-exposed unfit AML patients, and within the recommended HMA plus Bcl-2 inhibitor regimen for higher-risk MDS.

Together, these expanding guideline endorsements and the continued accumulation of clinical evidence further consolidate the differentiated positioning of Olverembatinib and Lisaftoclax, and provide a solid foundation for the sustained long-term commercial growth of our dual-engine portfolio.

CHEMISTRY, MANUFACTURING AND CONTROLS

We have established our own Suzhou facility as our global R&D center and manufacturing facility. The R&D center and the manufacturing center were commissioned in the second half of 2021 and the fourth quarter of 2022, respectively.

The Suzhou manufacturing Center has a capacity exceeding 200,000 square feet, and the manufacturing capacity for both oral solid tablet and capsule formulations is up to 250 million dosage units per year. We also maintain manufacturing capability at the Suzhou center for injectable drug products, including lyophilized formulations. We have the necessary licenses and approvals to manufacture and supply Olverembatinib oral solid tablets to supply global clinical trials as well as for commercial sales in the China market. We completed the drug tablet coating, debossing development, and the GMP production of Olverembatinib tablets, thereby preparing for future applications to global regulatory authorities, including FDA.

Our Global Manufacturing Center and quality management system implemented at the site are compliant with the standards of the European Union Good Manufacturing Practice (EU GMP), marking the achievement of a major milestone that will pave the way for our continued global expansion.

Our Global Manufacturing Center can produce and supply Lisaftoclax tablets for our global clinical trials. Since NDA approval in July 2025, commercial batches of Lisaftoclax tablets for China market have been consistently and steadily supplied by our China manufacturing partner, while at the same time, our Suzhou manufacturing center is being prepared for commercial production and supply for the China market.

In addition, we lease an approximately 50,000-square-foot facility for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates. We believe that the existing facilities are adequate for our current needs.

BUSINESS DEVELOPMENT

In addition to our strong in-house research and development team, we have established global collaboration and other relationships with leading biotechnology and pharmaceutical companies as well as academic institutions. We will continue to seek opportune strategic partnerships to maximize the value of our pipeline products.

On June 14, 2024, Ascentage Pharma, Ascentage HK, Ascentage GZ, Ascentage SZ and Takeda Pharmaceuticals International AG or Takeda entered into an Exclusive Option Agreement, pursuant to which we granted Takeda an exclusive option to enter into an exclusive license agreement for the development and commercialization of Olverembatinib. If exercised, the Option would allow Takeda to license global rights to develop and commercialize Olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia. Pursuant to the Exclusive Option Agreement, Ascentage Pharma continues all clinical development of Olverembatinib until Takeda exercises the Option.

Ascentage Pharma continues to work closely with Takeda to implement the Exclusive Option Agreement.

FINANCING ACTIVITIES

During the Reporting Period, there was no fund raising activity carried out by the Company.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2026

	Notes	2026	2025
		(Unaudited) RMB’000	(Unaudited) RMB’000
REVENUE	5	302,214	233,699
Cost of sales		(11,723)	(21,650)

Gross profit		290,491	212,049

Other income and gains	6	44,827	36,661
Selling and distribution expenses		(226,355)	(137,787)
Administrative expenses		(118,930)	(99,685)
Research and development expenses		(697,460)	(528,561)
Other expenses		(69,110)	(40,192)
Finance costs		(26,814)	(27,798)
Share of (loss)/profit of a joint venture		(22)	1

LOSS BEFORE TAX	7	(803,373)	(585,312)

Income tax expense	8	(13,625)	(5,512)

LOSS FOR THE PERIOD		(816,998)	(590,824)

Attributable to:
Owners of the parent		(816,694)	(590,768)
Non-controlling interests		(304)	(56)
		(816,998)	(590,824)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

Basic and diluted
– For loss for the period (RMB)	10	(2.19)	(1.73)

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the six months ended 30 June 2026

	2026	2025
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000

LOSS FOR THE PERIOD	(816,998)	(590,824)

OTHER COMPREHENSIVE LOSS

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	29,078	1,095

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of financial statements of the Company	(57,207)	(2,035)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(28,129)	(940)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(845,127)	(591,764)

Attributable to:
Owners of the parent	(844,823)	(591,708)
Non-controlling interests	(304)	(56)

	(845,127)	(591,764)

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 June 2026

	Notes	30 June 2026	31 December 2025
		(Unaudited)	(Audited)
		RMB’000	RMB’000
NON-CURRENT ASSETS
Property, plant and equipment	11	751,518	781,235
Right-of-use assets		48,915	47,827
Goodwill		24,694	24,694
Other intangible assets		37,566	65,936
Investment in a joint venture		33,009	33,030
Financial assets at fair value through profit or loss (“FVTPL”)		7,000	4,000
Deferred tax assets		18,375	31,957
Other non-current assets		26,361	30,725
Total non-current assets		947,438	1,019,404

CURRENT ASSETS
Inventories		64,300	28,618
Trade receivables	12	156,396	252,938
Prepayments, other receivables and other assets		176,985	192,532
Cash and bank balances		1,895,583	2,470,085

Total current assets		2,293,264	2,944,173

CURRENT LIABILITIES
Trade payables	13	106,912	106,740
Other payables and accruals		231,932	276,666
Contract liabilities		69,539	37,485
Interest-bearing bank and other borrowings	14	1,475,122	1,222,481

Total current liabilities		1,883,505	1,643,372

NET CURRENT ASSETS		409,759	1,300,801

TOTAL ASSETS LESS CURRENT LIABILITIES		1,357,197	2,320,205

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

30 June 2026

	Notes	30 June 2026	31 December 2025
		(Unaudited)	(Audited)
		RMB’000	RMB’000
NON-CURRENT LIABILITIES
Contract liabilities		158,453	210,224
Interest-bearing bank and other borrowings	14	619,449	757,238
Deferred income		6,300	6,500
Other non-current liabilities		7,162	12,031

Total non-current liabilities		791,364	985,993

Net assets		565,833	1,334,212

EQUITY
Equity attributable to owners of the parent Share capital	15	256	256
Treasury shares		(16,362)	(2,961)
Reserves		572,493	1,327,167

		556,387	1,324,462
Non-controlling interests		9,446	9,750

Total equity		565,833	1,334,212

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2026

	Attributable to owners of the parent
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2026	256	(2,961)	8,916,853	(397,276)	(179,086)	(7,013,324)	1,324,462	9,750	1,334,212
Loss for the period	–	–	–	–	–	(816,694)	(816,694)	(304)	(816,998)
Other comprehensive loss for the period:
Exchange differences on translation of operations	–	–	–	–	(28,129)	–	(28,129)	–	(28,129)
Total comprehensive loss for the period	–	–	–	–	(28,129)	(816,694)	(844,823)	(304)	(845,127)

Repurchase of ordinary shares	–	(13,950)	–	–	–	–	(13,950)	–	(13,950)
Equity-settled share-based payments
– Post-IPO share option expenses	–	–	–	8,547	–	–	8,547	–	8,547
– Restricted share unit (“RSU”) expenses	–	–	–	22,701	–	–	22,701	–	22,701
– Exercise of pre-IPO share options	–	–	439	(439)	–	–	–	–	–
– Vesting of RSUs	–	549	9,408	(9,957)	–	–	–	–	–
– Equity-settled bonus	–	–	–	59,450	–	–	59,450	–	59,450

At 30 June 2026 (unaudited)	256	(16,362)	8,926,700	(316,974)	(207,215)	(7,830,018)	556,387	9,446	565,833

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

For the six months ended 30 June 2026

	Attributable to owners of the parent
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2025	214	(8)	6,545,129	(384,515)	(126,071)	(5,770,555)	264,194	9,968	274,162
Loss for the period	–	–	–	–	–	(590,768)	(590,768)	(56)	(590,824)
Other comprehensive loss for the period:
Exchange differences on translation of operations	–	–	–	–	(940)	–	(940)	–	(940)
Total comprehensive loss for the period	–	–	–	–	(940)	(590,768)	(591,708)	(56)	(591,764)

Issue of ordinary shares	25	–	925,153	–	–	–	925,178	–	925,178
Repurchase of ordinary shares	–	(3,588)	–	–	–	–	(3,588)	–	(3,588)
Equity-settled share-based payments
– RSU expenses	–	–	–	13,048	–	–	13,048	–	13,048
– Exercise of pre-IPO share options	–	–	7,105	(7,101)	–	–	4	–	4
– Vesting of RSUs	–	636	9,852	(10,488)	–	–	–	–	–
– Equity-settled bonus	–	–	58,869	–	–	–	58,869	–	58,869

At 30 June 2025 (unaudited)	239	(2,960)	7,546,108	(389,056)	(127,011)	(6,361,323)	665,997	9,912	675,909

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2026

	2026	2025
	(Unaudited) RMB’000	(Unaudited) RMB’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash flows used in operating activities	(581,233)	(432,120)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(11,859)	(20,037)
Payment of contingent consideration related to acquisition of a subsidiary	–	(43,342)
Withdrawal/(placement) of time deposits with original maturity of more than three months	945,295	(597,141)
Purchases of long-term investments	–	(40,000)
Proceeds from disposal of property, plant and equipment	2	–
Purchase of an equity investment designated at FVTPL	(3,000)	(4,000)
Net cash flows generated from/(used in) investing activities	930,438	(704,520)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	–	950,187
Treasury share purchases	(7,823)	(9,203)
Proceeds from exercise of share options	–	4
Interest paid	(26,052)	(26,179)
New bank loans	859,500	400,574
Repayment of bank loans	(747,323)	(350,262)
Principal portion of lease payments	(4,601)	(3,949)
Listing expense paid	–	(10,423)
Net cash flows generated from financing activities	73,701	950,749

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	422,906	(185,891)

Cash and cash equivalents at beginning of period	1,195,784	893,100
Effect of foreign exchange rate changes, net	(51,540)	(3,612)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,567,150	703,597

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period	1,567,150	703,597
Restricted bank balances	5,112	27,238
Time deposits with original maturity of more than three months	323,321	930,619
Cash and bank balances at end of period	1,895,583	1,661,454

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

30 June 2026

1.	CORPORATE AND GROUP INFORMATION

The Company is a limited liability company incorporated in the Cayman Islands on 17 November 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The Company is an investment holding company. The Company became the holding company of the subsidiaries upon completion of the reorganization in July 2018. The Company is a global biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies.

In October 2019, the Company completed its Hong Kong initial public offering with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). In January 2025, the Company completed its U.S. initial public offering with NASDAQ.

2.	BASIS OF PREPARATION

The interim condensed consolidated financial information for the six months ended 30 June 2026 has been prepared in accordance with IAS 34 Interim Financial Reporting . The unaudited interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2025.

3.	CHANGES IN ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2025, except for the adoption of the following amended IFRS Accounting Standards for the first time for the current period’s financial information.

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7	Annual Improvements to IFRS Accounting Standards - Volume 11

The nature and impact of the amended IFRS Accounting Standards are described below:

(a)	Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial instruments clarify that a financial asset is derecognised when the entity’s rights to the contractual cash flows expire or are transferred, while a financial liability is derecognised on the settlement date. The amendments introduce an accounting policy option to derecognise a financial liability that is settled through an electronic payment system before the settlement date if specified criteria are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets with environmental, social and governance and other similar contingent features. Moreover, the amendments clarify the requirements for classifying financial assets with non-recourse features and contractually linked instruments. The amendments also include additional disclosures for investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. Since the Group’s accounting policy for the derecognition of financial assets and liabilities in prior years aligned with the amendments and the Group did not have the financial assets that were addressed by the amendments, the amendments did not have any impact on the interim condensed consolidated financial information. The amendments had no impact on the Group’s unaudited interim condensed consolidated financial information.

(b)	Annual Improvements to IFRS Accounting Standards -Volume 11 set out narrow scope amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments include clarifications, simplifications, corrections or changes to improve consistency in the corresponding IFRS Accounting Standards. The amendments had no impact on the Group’s unaudited interim condensed consolidated financial information.

4.	OPERATING SEGMENT INFORMATION

For management purposes, the Group has only one reportable operating segment, which is discovering, developing and commercializing therapies for global medical needs primarily in hematological malignancies. Management monitors the operating results of the Group’s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.

Geographical information

(a)	Revenue from external customers

	For the six months ended 30 June
	2026	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Chinese mainland	302,214	233,699

The revenue information above is based on the locations of the customers.

(b)	Non-current assets

	30 June 2026	31 December 2025
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Chinese mainland	909,049	978,233
United States	4,406	4,489
Others	5,904	35
Total non-current assets	919,359	982,757

The non-current asset information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Information about major customers

Revenue from customers amounting to over 10% of the total revenue of the Group for the reporting period is as follows:

	For the six months ended 30 June
	2026	2025
	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Customer A	210,414	219,866
Customer B	39,685	N/A	*
Customer C	31,139	N/A	*

*	These customers contributed less than 10% of the total revenue of the Group during the six months ended 30 June 2026.

5.	REVENUE

An analysis of revenue is as follows:

Disaggregated revenue information

	For the six months ended 30 June
	2026	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Types of goods or services
Sales of products	282,367	212,874
Commercialization rights income	18,691	18,691
Others	1,156	2,134
Total	302,214	233,699
Timing of revenue recognition
At a point in time	282,367	212,874
Sales of products
Over time
Commercialization rights income	18,691	18,691
Others	1,156	2,134
Total	302,214	233,699

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the six months ended 30 June
	2026	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Commercialization rights income	18,691	18,691

6.	OTHER INCOME AND GAINS

	For the six months ended 30 June
	2026	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Bank interest income	35,990	31,410
Government grants related to income	4,584	1,001
Others	4,253	4,250
Total	44,827	36,661

7.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	For the six months ended 30 June
	2026	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Cost of inventories sold	10,391	16,479
Cost of services provided	935	991
Write-down of inventories to net realizable value	397	4,180
Depreciation of property, plant and equipment*	33,313	33,272
Depreciation of right-of-use assets*	5,047	5,515
Amortization of intangible assets*	4,994	5,003
Impairment provision for intangible assets	23,376	–
Research and development costs	697,460	528,561
Fair value loss, net:
– Financial assets at FVTPL	–	521
– Financial liabilities at FVTPL	301	29,322
Foreign exchange loss, net	23,989	2,676
Equity-settled share-based payment expenses*	31,248	13,048
Loss on disposal of items of property, plant and equipment	104	–
Bank interest income	(35,990)	(31,410)
Government grants related to income	(4,584)	(1,001)
Donations	20,687	7,653

*	The depreciation of property, plant and equipment, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the period are included in “Cost of sales”, “Research and development expenses”, “Selling and distribution expenses” and “Administrative expenses” in the unaudited interim condensed consolidated statement of profit or loss.

8.	INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ascentage Pharma Group International are not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by these companies to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the six months ended 30 June 2026 and 2025, the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

Chinese mainland

The Company’s subsidiaries domiciled in the PRC are subject to tax at the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since 1 January 2008, except for the following entities which are eligible for a preferential tax rate.

8.	INCOME TAX (Continued)

Dividends, interest, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

United States

The subsidiary operating in the United States was subject to tax at a maximum of 21% for the six months ended 30 June 2026 and 2025. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) became effective on 1 January 2022. Under the TCJA, the Company is required to capitalize and subsequently amortize R&D expenses over five years for research activities conducted within the United States and fifteen years for research activities conducted outside of the United States.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted, which reinstated current deductibility of domestic research and experimental expenditures and provided an election to accelerate the recovery of previously capitalized costs. The Company did not elect to accelerate the deduction of previously capitalized domestic research and experimental expenditures and will continue to amortize such costs over the remaining statutory periods.

The current and deferred components of the income tax expense are as follows:

	For the six months ended 30 June
	2026	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Current	43	29
Deferred	13,582	5,483
Total income tax expense for the period	13,625	5,512

9.	DIVIDENDS

The board of directors resolved not to declare any interim dividend for the six months ended 30 June 2026 and 2025.

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the six months ended 30 June 2026 attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 373,248,217 (six months ended 30 June 2025: 341,591,027) outstanding during the period, as adjusted to reflect the rights issued during the period.

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2026 and 2025 in respect of a dilution as the impact of the options and RSUs had an anti-dilutive effect on the basic loss per share amounts presented.

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (Continued)

The calculation of basic and diluted loss per share is based on:

	2026	2025
	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Loss
Loss attributable to ordinary equity holders of the parent, used in the basic and diluted loss per share calculation	(816,694)	(590,768)

	Number of shares
	2026	2025
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares outstanding during the period used in the basic loss per share calculation	373,248,217	341,591,027

The weighted average number of shares was after taking into account the effect of treasury shares held.

11.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2026, the Group acquired assets at a cost of RMB3,766,000 (six months ended 30 June 2025: RMB5,024,000).

During the six months ended 30 June 2026, no impairment loss was recognized for property, plant and equipment (six months ended 30 June 2025: Nil).

12.	TRADE RECEIVABLES

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	30 June 2026	31 December 2025
	RMB’000 (Unaudited)	RMB’000 (Audited)
Within 45 days	125,786	252,938
45 days to 1 year	30,610	–
Total	156,396	252,938

13.	TRADE PAYABLES

An ageing analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2026	31 December 2025
	RMB’000 (Unaudited)	RMB’000 (Audited)
Within 1 month	55,665	91,119
1 to 3 months	16,665	3,648
3 to 6 months	23,463	11,973
Over 6 months	11,119	–
Total	106,912	106,740

14.	INTEREST-BEARING BANK AND OTHER BORROWINGS

30 June 2026 (Unaudited)

	Effective interest rate (%)	Maturity	RMB’000
Current
Short-term borrowing	2.11 - 2.26 or 1 year LPR-0.30 to 0.89	2026 – 2027	1,438,000
Current portion of long term bank loans – unsecured	1 year LPR-0.50	2026 – 2027	11,000
Current portion of long term bank loans – secured*	5 year LPR-0.85	2026 – 2027	16,498
Lease liabilities	4.00 – 4.35	2026 – 2027	9,624
Total – current			1,475,122
Non-current
Bank loans – unsecured	1 year LPR-0.50	2027 – 2028	33,000
Bank loans – secured*	5 year LPR-0.85	2027 – 2038	572,342
Lease liabilities	4.00 – 4.35	2027 – 2028	14,107
Total – non-current			619,449
Total			2,094,571

14.	INTEREST-BEARING BANK AND OTHER BORROWINGS (Continued)

31 December 2025

	Effective interest rate (%)	Maturity	RMB’000
Current
Short-term borrowing	2.11 – 2.50 or 1 year LPR-0.60 to 0.89	2026	1,040,000
Current portion of long term bank loans – unsecured	2.80	2026	2,500
Current portion of long term bank loans – unsecured	1 year LPR-0.45 to 0.75	2026	156,200
Current portion of long term bank loans – secured*	5 year LPR-0.85	2026	16,498
Lease liabilities	4.00 – 4.35	2026	7,283
Total – current			1,222,481
Non-current
Bank loans – unsecured	1 year LPR-0.45 to 0.75	2027 – 2028	114,900
Bank loans – unsecured	2.80	2027	43,750
Bank loans – secured*	5 year LPR-0.85	2027 – 2038	583,675
Lease liabilities	4.00 – 4.35	2027 – 2028	14,913
Total – non-current			757,238
Total			1,979,719

Note:	LPR stands for the Loan Prime Rate

*	The bank loans amounting to RMB588,840,000 (31 December 2025: RMB600,173,000) were secured by the pledge of the Group’s buildings with a net carrying amount of approximately RMB657,520,000 (31 December 2025: RMB676,985,000) and right-of-use assets with a net carrying amount of approximately RMB24,771,000 (31 December 2025: RMB25,338,000) as at 30 June 2026. Such loans were also guaranteed by two of the Group’s subsidiaries.

The unsecured bank loans amounting to RMB63,000,000 (31 December 2025: RMB140,000,000) were guaranteed by the Group’s subsidiaries as at 30 June 2026.

	30 June	31 December
	2026	2025
	RMB’000	RMB’000
	(Unaudited)
Analysed into:
Within one year	1,475,122	1,222,481
In the second year	70,703	160,201
In the third to fifth years, inclusive	117,226	140,100
Beyond five years	431,520	456,937
Total	2,094,571	1,979,719

15.	SHARE CAPITAL

In May 2026, the Company issued ordinary shares with respect to the restricted share units under the 2022 RSU scheme to certain selected persons of the Company. In connection with the exercised restricted share units, 23,836 new shares of the Company were issued, and an amount of RMB16 was credited as share capital.

In June 2026, the Company issued ordinary shares with respect to the restricted share units under the 2022 RSU scheme to certain selected persons of the Company. In connection with the exercised restricted share units, 183,069 new shares of the Company were issued, and an amount of RMB125 was credited as share capital.

During the six months ended 30 June 2026, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 27,171 new shares of the Company were issued with the weighted average exercise price of HK$0.01, and an amount of RMB19 was credited as share capital.

In May 2026, the Company instructed the trustee to purchase 150,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB5,147,000 for the purpose of the 2022 RSU Scheme.

In June 2026, the Company instructed the trustee to purchase 300,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB8,803,000 for the purpose of the 2022 RSU Scheme.

16.	COMMITMENTS

As at 30 June 2026, the Group had capital commitments of RMB1,613,000 relating to furniture and equipment (31 December 2025: RMB307,000).

17.	RELATED PARTY TRANSACTIONS

(a)	Transaction with a related parties:

	For the six months ended 30 June
	2026	2025
	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Dr. Zhai Yifan	–	29,322

According to the Healthquest Pharma Acquisition Agreement between Ascentage and Dr. Zhai, no contingent consideration payable to Dr. Zhai occurred and no consideration was paid to Dr. Zhai during this period.

17.	RELATED PARTY TRANSACTIONS (Continued)

(b)	Outstanding balance with a related party:

	30 June	31 December
	2026	2025
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Other payables and accruals	10,319	10,308
Other non-current liabilities	6,675	6,374
Total for Dr. Zhai Yifan	16,994	16,682

In accordance with the acquisition agreement, payables due to Dr. Zhai Yifan represent the contingent consideration related to the acquisition of Guangzhou Healthquest Pharma Co., Ltd.

(c)	Compensation of key management personnel of the Group:

	For the six months ended 30 June
	2026	2025
	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Short term employee benefits and fees	14,936	13,980
Equity-settled share-based payment expenses	7,484	168
Post-employment benefits	546	677
Total	22,966	14,825

18.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values
	30 June 2026	31 December 2025	30 June 2026	31 December 2025
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Financial assets at FVTPL	7,000	4,000	7,000	4,000
Financial assets included in other non-current assets	2,731	690	2,567	624
Total	9,731	4,690	9,567	4,624

Financial liabilities
Other non-current liabilities	6,675	12,031	5,579	11,706
Non-current portion of interest-bearing bank and other borrowings (other than lease liabilities)	605,342	742,325	588,025	709,342
Total	612,017	754,356	593,604	721,048

18.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

Management has assessed that the fair values of cash and bank balances, trade receivables, financial assets included in prepayments, deposits, other receivables and other assets, trade payables, the current portion of interest-bearing bank and other borrowings, and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments, or the interest rate being approximating to the discount rate of current market.

The Group’s finance department is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The directors review the results of the fair value measurement of financial instruments periodically for annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair values of the financial assets and liabilities included in other non-current assets, other non-current liabilities, and non-current portion of interest-bearing bank and other borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group’s own non-performance risk for other non-current assets, other non-current liabilities, and interest-bearing bank and other borrowings as at 30 June 2026 was assessed to be insignificant.

The fair values of the unlisted equity investments designated at fair value through profit or loss have been estimated using an asset-based valuation technique based on assumptions that are not supported by observable market prices or rates. The fair value measurement of these financial instruments may involve unobservable inputs. Fair value change resulting from changes in the unobservable inputs was not significant.

For Level 3 financial liabilities, the Group adopts the valuation techniques to determine the fair value. Valuation techniques include a discounted cash flow analysis. The fair value measurement of the financial instruments may involve unobservable inputs such as discount rate and possibility of payment. The Group periodically reviews all significant unobservable inputs and valuation adjustments used to measure the fair values of financial assets in Level 3.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

As at 30 June 2026

Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at FVTPL	–	–	7,000	7,000

18.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

As at 31 December 2025

Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at FVTPL	–	–	4,000	4,000

Liabilities measured at fair value

As at 30 June 2026

Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at FVTPL	–	–	6,675	6,675

As at 31 December 2025

Fair value measurement using
	Quoted prices in active	Significant observable	Significant unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB’000	RMB ’000	RMB’000	RMB’000
Other non-current liabilities	–	–	6,374	6,374

During the period, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities for the six months ended 30 June 2026 (six months ended 30 June 2025: Nil).

19.	EVENTS AFTER THE REPORTING PERIOD

As at the date of approval of these financial statements, there were no significant events after the end of the reporting period.

20.	APPROVAL OF THE FINANCIAL INFORMATION

The unaudited interim condensed financial information of the Group for the six months ended 30 June 2026 and 2025 was approved and authorized for issue by the board of directors on 19 August 2026.

FINANCIAL REVIEW

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

	For the six months ended June 30,
	2026	2025
	RMB’000	RMB’000
Revenue	302,214	233,699
Other income and gains	44,827	36,661
Selling and distribution expenses	(226,355)	(137,787)
Research and development expenses	(697,460)	(528,561)
Administrative expenses	(118,930)	(99,685)
Finance costs	(26,814)	(27,798)
Other expenses	(69,110)	(40,192)
Loss for the period	(816,998)	(590,824)
Total comprehensive loss for the period	(845,127)	(591,764)

1.	Overview

For the six months ended June 30, 2026, the Group recorded revenue of RMB302.2 million, as compared with RMB233.7 million for the six months ended June 30, 2025, and the total comprehensive loss of RMB845.1 million, as compared with the total comprehensive loss of RMB591.8 million for the six months ended June 30, 2025. The loss of the Group was RMB817.0 million for the six months ended June 30, 2026, as compared with the loss of RMB590.8 million for the six months ended June 30, 2025. The selling and distribution expenses of the Group was RMB226.4 million for the six months ended June 30, 2026, as compared with RMB137.8 million for the six months ended June 30, 2025. The research and development expenses of the Group was RMB697.5 million for the six months ended June 30, 2026, as compared with RMB528.6 million for the six months ended June 30, 2025. The administrative expenses of the Group was RMB118.9 million for the six months ended June 30, 2026, as compared with RMB99.7 million for the six months ended June 30, 2025.

2.	Revenue

For the six months ended June 30, 2026, the Group generated revenue of RMB302.2 million from the sales of pharmaceutical products, commercialization rights income from Innovent Suzhou and service income, as compared to RMB233.7 million for the six months ended June 30, 2025 representing an increase of RMB68.5 million, or 29.3%.

3.	Other Income and Gains

The Group’s other income and gains primarily consist of (i) interest income on time deposit at banks; and (ii) government grants related to income. Government grants related to income mainly represent the subsidies received from local governments for the purpose of compensation for expenses arising from research activities and clinical trials, and awards for new drugs development. These government grants related to income were recognized in profit or loss when related costs were subsequently incurred and upon receipt of the acknowledgment of compliance from the government.

Other income and gains for the six months ended June 30, 2026 was RMB44.8 million, as compared to RMB36.7 million for the six months ended June 30, 2025, representing an increase of RMB8.2 million, or 22.3%, which was primarily attributable to (i) the increase in bank interest income to RMB36.0 million for the six months ended June 30, 2026, as compared with RMB31.4 million for the six months ended June 30, 2025; and (ii) the increase in government grants related to income to RMB4.6 million for the six months ended June 30, 2026, as compared with RMB1.0 million for the six months ended June 30, 2025.

4.	Selling and Distribution Expenses

The Group’s selling and distribution expenses primarily consist of marketing expenses, staff costs and travel and meeting expenses.

For the six months ended June 30, 2026, the selling and distribution expenses of the Group increased by RMB88.6 million, or 64.3%, to RMB226.4 million, as compared to RMB137.8 million for the six months ended June 30, 2025. The increase was attributable to the increase in selling and distribution expenses incurred in the commercialization of Lisaftoclax.

5.	Research and Development Expenses

The Group’s research and development expenses primarily consist of internal research and development expenses, external research and development expenses, staff costs, IP expenses, materials, depreciation and amortization and RSU expenses of research and development staff.

For the six months ended June 30, 2026, the research and development expenses of the Group increased by RMB168.9 million, or 32.0% to RMB697.5 million from RMB528.6 million for the six months ended June 30, 2025. The increase was primarily attributable to the increased internal research and development expenses.

The following table sets forth the components of our research and development expenses by nature for the periods indicated.

	For the six months ended June 30,
	2026	2025
	RMB’000	RMB’000
Internal research and development expenses	301,403	217,376
External research and development expenses	86,194	79,297
Staff costs	197,464	173,472
IP expenses	7,330	4,417
Materials	21,425	12,826
Depreciation and amortization	11,082	13,553
Share option and RSU expenses of R&D staff	17,863	7,928
Others	54,699	19,692
Total	697,460	528,561

6.	Administrative Expenses

For the six months ended June 30, 2026, the administrative expenses of the Group increased by RMB19.2 million, or 19.3% to RMB118.9 million from RMB99.7 million for the six months ended June 30, 2025. The increase was primarily due to the increased share option and RSU expenses.

The following table sets forth the components of our administrative expenses for the periods indicated.

	For the six months ended June 30,
	2026	2025
	RMB’000	RMB’000
Share option and RSU expenses	13,118	1,201
Staff costs	36,923	35,431
Depreciation and amortization	25,745	24,949
Others	43,144	38,104
Total	118,930	99,685

7.	Finance Costs

Finance costs represented mainly interest expenses from bank borrowings and lease liabilities.

For the six months ended June 30, 2026, the finance costs of the Group decreased by RMB1.0 million, or 3.5% to RMB26.8 million from RMB27.8 million for the six months ended June 30, 2025. The decrease was primarily attributable to decreased interest incurred in relation to bank borrowings.

8.	Other Expenses

The Group’s other expenses mainly consisted of donation, foreign exchange loss and asset impairment loss.

For the six months ended June 30, 2026, the Group reported other expenses of RMB69.1 million, as compared to other expenses of RMB40.2 million for the six months ended June 30, 2025, which represented an increase of RMB28.9 million, or 71.9%. The increase was primarily due to (i) the increase in donations to RMB20.7 million for the the six months ended June 30, 2026, as compared to RMB7.7 million for the six months ended June 30, 2025, and (ii) the increase in foreign exchange loss to RMB24.0 million for the six months ended June 30, 2026, as compared to RMB2.7 million for the six months ended June 30, 2025.

9.	Loss for the Reporting Period

As a result of the foregoing, the loss of the Company increased by RMB226.2 million, to RMB817.0 million for the six months ended June 30, 2026 from the loss of RMB590.8 million for the six months ended June 30, 2025.

10.	Cash Flows

For the six months ended June 30, 2026, net cash outflows used in operating activities of the Group amounted to RMB581.2 million, as compared to that of RMB432.1 million for the six months ended June 30, 2025, mainly due to increase of research and development expenses incurred.

For the six months ended June 30, 2026, net cash inflows from investing activities of the Group amounted to RMB930.4 million, which consisted of (i) the net cash inflows increased in time deposits of RMB945.3 million; (ii) the net increase in property, plant and equipment and other intangible assets of RMB11.9 million; and (iii) the net increase in purchase of equity investments of RMB3.0 million. For the six months ended June 30, 2025, net cash outflow from investing activities amounted to RMB704.5 million, which consisted of (i) the net increase in property, plant and equipment and other intangible assets of RMB20.0 million; (ii) the net increase in time deposits of RMB637.1 million; (iii) the net increase in purchase of equity investments of RMB4.0 million; and (iv) net increase in contingent consideration related to Guangzhou Healthquest Pharma Co., Ltd of RMB43.4 million.

For the six months ended June 30, 2026, net cash inflows from financing activities of the Group amounted to RMB73.7 million, which mainly consisted of (i) net proceeds of bank loans which amounted to RMB112.2 million; and (ii) interest paid which amounted to RMB26.1 million. For the six months ended June 30, 2025, net cash inflows from financing activities amounted to RMB950.7 million, which mainly consisted of (i) net proceeds arising from the initial public offering on Nasdaq of RMB950.2 million; (ii) net proceeds of bank loans which amounted to RMB50.3 million; and (iii) interest paid which amounted to RMB26.2 million.

11.	Key Financial Ratios

The following table sets forth the key financial ratios for the periods indicated:

	As at June 30,	As at December 31,
	2026	2025
Current ratio(1)	1.2	1.8
Quick ratio(2)	1.2	1.8
Gearing ratio(3)	35.8%	NA

Notes:

(1)	Current ratio is calculated using current assets divided by current liabilities as at the same date.

(2)	Quick ratio is calculated using current assets less inventories and divided by current liabilities as at the same date.

(3)	Gearing ratio is calculated using interest-bearing borrowings less cash and bank balances divided by total equity and multiplied by 100%. The increase was primarily attributable to (i) the decrease of total equity from RMB1,324.5 million as at December 31, 2025 to RMB556.4 million as at June 30, 2026, and (ii) the decrease of cash and bank balances from RMB2,479.1 million as at December 31, 2025 to RMB1895.6 million as at June 30, 2026.

12.	Significant Investments

During the Reporting Period, there were no significant investments held by the Group.

13.	Foreign Exchange Risk

Our financial statements are expressed in RMB, but certain of our cash and bank balances, other receivables and other assets, other investments classified as financial assets measured at FVTPL and trade and other payables are denominated in foreign currencies, and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

14.	Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures for the six months ended June 30, 2026.

15.	Bank Loans and Other Borrowings

As at June 30, 2026, we had bank loans of RMB2,070.8 million denominated in RMB and lease liabilities of RMB23.7 million.

As at June 30, 2026, none of the Group’s borrowings were at fixed interest rates.

June 30, 2026

	Effective interest rate per annum (%)	Maturity	RMB’000

Current
Short-term borrowing – unsecured	2.11 - 2.26 or 1 year LPR-0.30 to 0.89	2026 - 2027	1,438,000

Current portion of long term bank loans – unsecured	1 year LPR-0.50	2026 - 2027	11,000

Current portion of long term bank loans – secured*	5 year LPR-0.85	2026 - 2027	16,498
Lease liabilities	4.00 - 4.35	2026 - 2027	9,624

Subtotal			1,475,122

Non-current
Bank loans – unsecured	1 year LPR-0.50	2027 - 2028	33,000
Bank loans – secured*	5 year LPR-0.85	2027 - 2038	572,342
Lease liabilities	4.00 - 4.35	2027 - 2028	14,107

Subtotal			619,449

Total			2,094,571

N.B. LPR stands for the Loan Prime Rate.

*	The bank loans amounting to RMB588,840,000 (December 31, 2025: RMB600,173,000) were secured by the pledge of the Group’s buildings with a net carrying amount of approximately RMB657,520,000 (December 31, 2025: RMB676,985,000) and right-of-use assets with a net carrying amount of approximately RMB24,771,000 (December 31, 2025: RMB25,338,000) as at June 30, 2026. Such loans were also guaranteed by two of the Group’s subsidiaries.

The unsecured bank loans amounting to RMB63,000,000 (December 31, 2025: RMB140,000,000) were guaranteed by the Group’s subsidiaries as at June 30, 2026.

The following table sets forth the maturity analysis of the Group’s interest-bearing bank and other borrowings:

	June 30,	December 31,
	2026	2025
	RMB’000	RMB’000
Analysed into:
Within one year	1,475,122	1,222,481
In the second year	70,703	160,201
In the third to fifth years, inclusive	117,226	140,100
Beyond five years	431,520	456,937
Total	2,094,571	1,979,719

16.	Charges on Group Assets

As at June 30, 2026, the Group had pledged the Group’s right-of-use assets with a carrying amount of approximately RMB24.8 million, the buildings with a carrying amount of approximately RMB657.5 million.

17.	Contingent Liabilities

As at June 30, 2026, the Group did not have any material contingent liabilities.

18.	Liquidity and Financial Resources

The Group adopts a conservative approach for cash management and investment on uncommitted funds. We place cash and cash equivalents (which are mostly held in U.S. dollars, Hong Kong dollars and RMB) in short time deposits with authorized institutions in Hong Kong and China.

As at June 30, 2026, the Group’s cash and bank balances was RMB1,895.6 million, which remained relatively constant when compared with RMB2,470.1 million as at December 31, 2025.

As at June 30, 2026, the Group’s cash and bank balances were held mainly in U.S. dollars, Hong Kong dollars and RMB.

As at June 30, 2026, the Group had not used any financial instruments for hedging purposes.

19.	Employees and Remuneration Policies

The following table sets forth a breakdown of our employees as at June 30, 2026 by function:

Function	Number	%
Research and Development	486	58.7
Commercial	267	32.2
Administrative and others	75	9.1
Total	828	100.0

As at June 30, 2026, we had 828 full-time employees, including a total of 97 employees with M.D. or Ph.D. degrees. Of these, 486 are engaged in full-time research and development and laboratory operations and 342 are engaged in full-time general and administrative and commercial functions, and business development function. Our research and development personnel includes 93 employees with M.D. or Ph.D. degrees, and many of them have experience working in research institutions and hospitals and in the FDA drug approval process.

Our senior management team has extensive experience and expertise in the biotechnology industry and has been contributive in driving the success of our business. As at June 30, 2026, we had 398 senior employees who have an average of 15 to 20 years of experience in relevant fields.

We have also enjoyed more than 88% retention rate of employee over the last two years, which facilitates the growth of our institutional knowledge base. We are actively recruiting talents globally by offering a collaborative work environment, competitive compensation, effective incentive plans, and the opportunity to work on cutting-edge science projects.

Our employees’ remuneration comprises salaries, bonuses, employee provident fund and social security contributions and other welfare payments. In accordance with applicable Chinese laws, we have made contributions to social security insurance funds (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds for our PRC-based employees. For the six months ended June 30, 2025 and 2026, employee benefit expense amounted to RMB234.6 million and RMB298.6 million, respectively.

The Company has also adopted the Pre-IPO Share Option Scheme, the Post IPO Share Option Scheme, the 2018 RSU Scheme, the 2021 RSU Scheme and the 2022 RSU Scheme.

On April 20, 2026, 18,584 RSUs (the “2022 Awards”), representing 18,584 Shares, have been granted to a senior manager of the Company (the “2022 Grant”). The 2022 Grant would not result in the options and awards granted and to be granted the grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares). As such, the 2022 Grant will not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

On April 20, 2026, the Board proposed to grant (i) 393,770 RSUs and 298,194 Options to Dr. Yang; and (ii) 283,909 RSUs and 214,998 Options to Dr. Zhai under the 2022 RSU Scheme and the Post-IPO Share Option Scheme, respectively (the “Proposed Grants to Dr. Yang and Dr. Zhai”).

Dr. Yang is an executive Director and the chief executive officer of the Company, and Dr. Zhai is the chief medical officer and a substantial shareholder of the Company. Pursuant to Rules 17.04(2) and 17.04(4) of the Listing Rules, as the Shares issued and to be issued in respect of all RSUs and Options conditionally granted (excluding any options and awards lapsed in accordance with the term of the share schemes adopted by the Company) to Dr. Yang and Dr. Zhai would, in the 12-month period up to and including the date of the Proposed Grants to Dr. Yang and Dr. Zhai representing in aggregate over 0.1% of the total issued share capital of the Company (excluding treasury shares). The Proposed Grants to Dr. Yang and Dr. Zhai is subject to the approval by the Shareholders, and Dr. Yang, Dr. Zhai, and their associates shall abstain from voting in favour of the relevant resolution(s) on the grant of RSU and Options to themselves at the 2025 AGM pursuant to the Listing Rules.

On May 20, 2026, the Proposed Grants to Dr. Yang and Dr. Zhai have been approved by the Shareholders at the 2025 AGM.

On June 29, 2026, the Board granted (i) 440,743 RSUs to 453 selected persons under the 2021 RSU Scheme, who are employees of the Group; (ii) 3,223,685 RSUs to 251 selected persons under the 2022 RSU Scheme, among which (a) 31,858 RSUs are granted to two non-executive Directors, namely, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong; (b) 106,194 RSUs are granted to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; (c) 150,739 RSUs are granted a senior manager of the Company; (d) 2,924,894 RSUs are granted to 241 other 2022 Selected Persons who are employees of the Group; and (e) 10,000 RSUs are granted to a Service Provider (being a consultant who is an expert in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group); and (iii) 690,045 Options to 30 grantees under the Post IPO Share Option Scheme, among which (a) 31,858 Options are granted to two non-executive Directors, namely, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong; (b) 106,194 Options are granted to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; and (c) 50,641 Options are granted to a senior manager of the Company; and (d) 501,352 Options are granted to 21 Option Grantees who are employees of the Group.

None of the selected persons under the 2021 RSU Scheme is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The further grant of RSUs thereunder would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares). As such, the further grant of RSUs thereunder was not subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of 2022 Awards to Dr. Wang Shaomeng and Dr. Lu Simon Dazhong had been approved by the independent non-executive Directors, while the further grant of 2022 Awards to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed 2022 Selected Person). Save as disclosed above, none of the selected persons under the 2022 RSU Scheme is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The further grant of RSUs thereunder would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 0.1% (for selected persons under the 2022 RSU Scheme who are directors of the Company) or 1% (for the other selected persons under the 2022 RSU Scheme) of the Shares in issue (excluding treasury Shares). As such, the grant of 2022 Awards to the selected persons under the 2022 Further Grant was not subject to approval by the Shareholders in accordance with Rules 17.03D(1) or 17.04(4) of the Listing Rules.

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of Options to Dr. Wang Shaomeng and Dr. Lu Simon Dazhong had been approved by the independent non-executive Directors, while the further grant of Options to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed Option grantees). Save as disclosed above, none of the Option grantees is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The grant of Options to each of the Option grantees thereunder would not result in the Shares issued and to be issued in respect of all options and awards granted to each of the Option grantees (excluding any options and awards lapsed in accordance with the terms of the applicable scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% (for Option grantees who are directors of the Company) or 1% (for the other Option grantees) of the issued Shares (excluding treasury shares). As such, the grant of Options to each of the Option grantees under the Post IPO Share Option Scheme will not be subject to approval by the Shareholders pursuant to Rules 17.03D(1) or 17.04(4) of the Listing Rules.

For further details of the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme, please refer to the section headed “Statutory and General Information – D. Employee Incentive Schemes” in Appendix IV to the Prospectus, as well as the circular of the Company dated April 30, 2026. For further details of the 2018 RSU Scheme and the grant of RSUs thereunder, please refer to the prospectus of the Company dated October 16, 2019 and the relevant announcements of the Company dated February 2, 2021, May 29, 2023 and October 24, 2024. For further details of the 2021 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated February 2, 2021, May 21, 2021, June 18, 2021, June 25, 2021, July 14, 2021, July 23, 2021, May 29, 2023, June 27, 2025, November 27, 2025, December 30, 2025, June 29, 2026 and July 13, 2026 as well as the circulars of the Company dated August 31, 2021 and April 30, 2025 and the announcements of the Company dated September 20, 2021 and May 19, 2025. For further details of the 2022 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated June 23, 2022, July 14, 2022, May 8, 2023, May 29, 2023, October 24, 2024, June 27, 2025, November 27, 2025, December 30, 2025, April 20, 2026, June 29, 2026 and July 13, 2026, as well as the circulars of the Company dated April 30, 2026 and the poll results announcements of the Company dated May 20, 2026.

FUTURE AND OUTLOOK

Our mission is to become a leading global, fully integrated biopharmaceutical company engaged in discovering, developing, and commercializing both first – and best-in-class therapies to address global unmet medical needs in cancer. To fulfill this mission, we plan to focus on the following strategic activities:

●	Complete ongoing registrational trials to pursue FDA and other international approval of Olverembatinib and advance commercialization in China

Olverembatinib is already approved in China for three CML indications, all of which have been reimbursable under China’s NRDL since the beginning of 2025. Based on previous clinical results and real-world patient data in China, where it is approved, we believe Olverembatinib has global potential.

o	A core aspect of our strategy is selecting indications and geographies and designing our clinical development plans to enable us to gain significant market share of the global CML market, which was approximately U.S.$12.3 billion in 2023 and is expected to grow to U.S.$14.6 billion by 2035, according to the F&S Report. Following Olverembatinib’s success in CML, we plan to advance and complete registrational Phase 3 trials, POLARIS-1 and POLARIS-3, for the frontline treatment of Ph+ ALL and SDH-deficient GIST, respectively.

o	In 2026, the Company will continue to drive commercial growth under the “dual-engine” strategy. With the continuous implementation of NRDL coverage and further deepening of end-market penetration, we intend to further expand hospital coverage and drive rapid hospital access in China.

●	Complete ongoing registrational trials to pursue FDA and other international approval of Lisaftoclax and advance commercialization in China and begin the development of commercial operations for lisaftoclax in the United States

o	In July 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors, making Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally.

o	We are currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called GLORA-4, of Lisaftoclax in combination with AZA for the first-line treatment of patients with HR-MDS. We are also currently conducting an FDA and EMA-cleared, global Phase III registrational trial, called GLORA, of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously suboptimally treated with BTK inhibitors. In addition, we are conducting multinational Phase III registrational trials for first-line treatment of elderly or unfit patients with AML as well as CLL/SLL.

o	A core part of our strategy is selecting indications and geographies and designing our clinical development plans to enable us to gain significant market share in the global CLL/SLL market, which was around U.S.$9.4 billion in 2023 and is expected to grow to U.S.$38.2 billion by 2035, according to the F&S Report. Following Lisaftoclax’s success in CLL/SLL, we plan to advance and complete registrational Phase 3 trials, GLORA-3 and GLORA-4, for the treatment of elderly or unfit patients with newly diagnosed AML and newly diagnosed HR-MDS, respectively.

o	We have employed a Chief Commercial Officer who will begin building commercial operations in the United States in anticipation of the approval of Lisaftoclax in the United States.

●	Progress other clinical-stage assets

o	We plan to continue our efforts in developing our other clinical-stage pipeline candidates as monotherapies and combination therapies in other hematologic malignancies and solid tumors, including APG-3288, APG-5918, APG-2449, Alrizomadlin, and Pelcitoclax. Our fully integrated capabilities can facilitate advancing clinical progress of our pipeline candidates.

●	Continue building our operations strategically for global markets

o	We are a commercial-stage biopharmaceutical company with a global footprint. We have integrated capabilities from discovery and clinical development to manufacturing and commercialization. We have established operations in China, the United States, Australia, and Europe to conduct and/or support discovery, preclinical studies, and clinical trials. We adopt a global clinical development strategy and leverage our CMC and manufacturing to comply with requirements applicable to clinical trials in accordance with the requirements of the FDA, the NMPA, the EMA, and other comparable regulatory authorities. We have established a fully functional commercialization team with a feasible infrastructure. Driven by dual-engine commercialization strategy, we anticipate sustained high-growth momentum in 2026. To this end, we will continue to scale up our commercial team to not only promote immediate business growth but, more importantly, to lay the groundwork for market leadership. We plan to continue building our team strategically to support our future development.

●	Opportunistically pursue strategic partnerships and collaborations to maximize the potential of our portfolio

o	Leveraging our strong presence in apoptosis-targeting therapies, deep relationships with global key opinion leaders, and extensive collaboration with leading biotechnology and pharmaceutical companies and research institutions, we are well positioned to evolve as the partner of choice to provide complementary value to entities seeking to build and expand portfolio advantages. We will strategically evaluate potential collaborations with global partners to maximize the value of our portfolio and provide sustainable support to our pipeline development. These initiatives are intended to not only optimize our pipeline but also provide sustainable revenue streams to fund our portfolio development.

o	We employed a Chief Business Officer who will leverage our strong presence in apoptosis targeting therapies, deep relationships with global key opinion leaders and extensive collaboration with leading bio-technology and pharmaceutical companies and research institutions, to position ourself as the partner of choice to provide complementary value to those with the ambition in building and expanding portfolio advantages. We will strategically evaluate potential collaborations with global partners to maximize the value of our portfolio and provide sustainable support to our pipeline development. These initiatives would not only optimize our pipeline but also provide sustainable revenue streams to fund our portfolio development.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Corporate Governance Practices

We apply the principles and code provisions as set out in the CG Code contained in Appendix C1 to the Listing Rules. Save for the deviation disclosed below, in the opinion of the Directors, the Company has complied with all the code provisions as set out in the CG Code during the Reporting Period.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer, and Dr. Yang currently performs these two roles. The Board believes that such arrangement will not impair the balance of power and authority between the Board and the management of the Company, because (a) decisions to be made by the Board require approval by at least a majority of the Directors and that the Board comprises three independent non-executive Directors, which represents at least one third of the Board composition and satisfies the relevant requirement under the Listing Rules, and we believe that there is sufficient check and balance in the Board; (b) Dr. Yang and other Directors are aware of and undertake to fulfil their fiduciary duties as Directors, which require, among other things, that he acts for the benefit and in the best interests of the Company and will make decisions for the Group accordingly; (c) the balance of power and authority is ensured by the operations of the Board which comprises experienced and high caliber individuals who meet regularly to discuss issues affecting the operations of the Company; and (d) strategic decisions and other key business, financial, and operational policies of the Group are formalized collectively after thorough discussion at both Board and senior management levels.

The Board will continue to review the effectiveness of the corporate governance structure of the Group in order to assess whether separation of the roles of chairman of the Board and chief executive officer is necessary.

Model Code

We have also adopted our own code of conduct regarding securities transactions, namely the policy on management of securities transactions by directors (the “Securities Transactions Code”), which applies to all Directors on terms not less exacting than the required standard indicated by the Model Code.

Upon specific enquiry, all Directors confirmed that they have complied with the Model Code and the Securities Transactions Code during the Reporting Period. In addition, the Company is not aware of any non-compliance of the Model Code and the Securities Transactions Code by the senior management of the Group during the Reporting Period.

Purchase, Sale or Redemption of Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any listed securities (including sale of treasury shares (as defined under the Listing Rules)) of the Company. As at June 30, 2026, the Company did not hold any treasury shares.

Use of Net Proceeds

Details of use of net proceeds of fund raising activities carried out by the Company on or before June 30, 2026 are set out below.

Use of Net Proceeds from the Global Offering

With the Shares of the Company listed on the Stock Exchange on October 28, 2019, the net proceeds from the Global Offering (including shares issued as a result of the full exercise of the over-allotment option) were approximately HK$369.8 million.

There was no change in the intended use of net proceeds as previously disclosed in the Prospectus and as at June 30, 2026, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the Global Offering and the actual usage up to June 30, 2026.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2026)
		(HKD million)	(RMB million)	(RMB million)
Research and development to bring our Core Product, HQP1351, to commercialization	42%	155.2	138.2	138.2
Ongoing and planned clinical trials of APG-1252	13%	48.1	42.8	42.8
Ongoing and planned clinical trials of Lisaftoclax (APG-2575)	19%	70.3	62.5	62.5
Ongoing and planned clinical trials of APG-115	19%	70.3	62.5	62.5
Ongoing and planned clinical trials for the rest of the clinical programs of the Company, APG-1387 and APG-2449	6%	22.2	19.7	19.7
Working capital and general corporate purposes	1%	3.7	3.3	3.3
Total	100.0%	369.8	329.1	329.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the Global Offering were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the Global Offering.

Use of Net Proceeds From the 2020 Placing

The closing of the 2020 Placing of 15,000,000 Shares took place on July 15, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2020 Placing were approximately HK$689.5 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8, 2020 and as at December 31, 2025, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors consider that the 2020 Placing represents an opportunity to raise capital for the Company while broadening its Shareholder base. The Directors are of the view that the 2020 Placing would strengthen the financial position of the Group and provide working capital to the Group.

There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 8, 2020 and as at June 30, 2026, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The table below sets out the planned applications of the net proceeds from the 2020 Placing and the actual usage up to June 30, 2026.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2026)
		(HK$ million)	(RMB million)	(RMB million)
Clinical development for other pipeline products, such as Lisaftoclax (APG-2575), APG-115, APG-1387 and APG-1252	60%	413.5	345.0	345.0
Registration, trial production and marketing of the Core Product, HQP1351	20%	138.0	115.0	115.0
Ongoing and planned clinical trials of Lisaftoclax (APG-2575)	20%	138.0	115.0	115.0
Total	100%	689.5	575.0	575.0

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2020 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2020 Placing.

Use of Net Proceeds From the 2021 Placing

On February 3, 2021, the Company entered into the 2021 Placing and subscription agreement with Ascentage Limited (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited (the “2021 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2021 Placing Agents, and the 2021 Placing Agents agreed to act as agents of the Vendor to procure not less than six placees (the “2021 Placees”), on a best effort basis, to purchase up to 26,500,000 shares of the Company (the “2021 Placing Shares”) at the price of HK$44.2 per 2021 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 26,500,000 new shares of the Company at the price of HK$44.2 per Subscription Share (the “2021 Subscription”). The closing of the 2021 Placing took place on February 8, 2021 and the closing of the 2021 Subscription took place on February 11, 2021. A total of 26,500,000 placing Shares have been successfully placed by the 2021 Placing Agents to the 2021 Placees. A total of 26,500,000 subscription Shares had been allotted and issued to the Vendor pursuant to the general mandate granted to the Directors at the AGM held on June 19, 2020. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2021 Placing were approximately HK$1,153.64 million. There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated February 3, 2021 and as at June 30, 2026, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors considered that the 2021 Placing represents an opportunity to raise capital for the Company in order to enable the Company to continue the development of its products in its pipeline, while broadening its Shareholder base. The Directors are of the view that the 2021 Placing would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2021 Placing and the actual usage up to June 30, 2026.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2026)
		(HK$ million)	(RMB million)	(RMB million)
Clinical development of the key product candidate, APG-2575	50%	576.8	480.6	480.6
Registrational trials for full approval and the commercialization of the Core Product, HQP1351	20%	230.7	192.2	192.2
Clinical development for other pipeline products such as APG-115 (MDM2-p53 inhibitors currently in Phase Ib/II clinical trial), APG-1387 (pan-IAP inhibitor currently in Phase Ib/II clinical trial) and APG-1252 (Bcl-2/Bcl-xL dual inhibitor currently in Phase I clinical trial)	20%	230.7	192.2	192.2
General corporate purposes	10%	115.4	96.1	96.1
Total	100%	1,153.6	961.1	961.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2021 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2021 Placing.

Use of Net Proceeds From the 2023 Placing

On January 18, 2023, the Company entered into the 2023 Placing Agreement with Ascentage Limited (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Asia Limited (the “2023 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2023 Placing Agents, and the 2023 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees (the “2023 Placees”), on a best effort basis, to purchase up to 22,500,000 shares of the Company (the “2023 Placing Shares”) at the price of HK$24.45 per 2023 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22,500,000 new shares of the Company at the price of HK$24.45 per Subscription Share (the “2023 Subscription”). The closing of the 2023 Placing took place on January 20, 2023 and the closing of the 2023 Subscription took place on February 1, 2023. A total of 22,500,000 placing Shares have been successfully placed by the 2023 Placing Agents to the 2023 Placees. A total of 22,500,000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2022. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2023 Placing were approximately HK$543.9 million.

There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated January 18, 2023 and as at June 30, 2026 the Company has fully utilized the net proceeds in accordance with such intended purposes.

The Directors considered that the 2023 Placing represents an opportunity to further raise capital for the Company in order to enable the Company to continue the development of its pipeline candidates, while broadening its Shareholder base. The Directors are of the view that the 2023 Placing would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2023 Placing and the actual usage up to June 30, 2026.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2026)
		(HK$ million)	(RMB million)	(RMB million)
Clinical trials of the key product candidate APG-2575	50%	272.0	235.1	235.1
Clinical trials of the core product HQP1351	20%	108.8	94.0	94.0
Clinical development of other key product candidates	20%	108.8	94.0	94.0
General corporate purposes	10%	54.4	47.0	47.0
Total	100%	544.0	470.1	470.1

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2023 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2023 Placing.

Use of Net Proceeds From the 2025 Placing

On July 14, 2025, the Company entered into the 2025 Placing and subscription agreement with Dajun Yang Dynasty Trust (the “Vendor”) and J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited (the “2025 Placing Agents”), pursuant to which (i) the Vendor agreed to appoint the 2025 Placing Agents, and the 2025 Placing Agents agreed to act as agents of the Vendor, to procure not less than six placees (the “2025 Placees”), on a best effort basis, to purchase up to 22,000,000 shares of the Company (the “2025 Placing Shares”) at the price of HK$68.60 per 2025 Placing Share; and (ii) the Vendor agreed to subscribe for, and the Company agreed to issue to the Vendor up to 22,000,000 new shares of the Company at the price of HK$68.60 per Subscription Share (the “2025 Subscription”). The closing of the 2025 Placing took place on July 17, 2025 and the closing of the 2025 Subscription took place on July 25, 2025. A total of 22,000,000 placing Shares have been successfully placed by the 2025 Placing Agents to the 2025 Placees. A total of 22,000,000 subscription Shares have been allotted and issued to the Vendor pursuant to the generate mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2025. The net proceeds (after the deduction of all applicable costs and expenses) raised from the 2025 Placing were approximately HK$1,492.5 million.

There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcements of the Company dated February 2, 2025 and February 13, 2025 and the Company will gradually utilize the remaining amount of the net proceeds in accordance with such intended purposes depending on actual business needs.

The Directors considered that the 2025 Placing represents an opportunity to further raise capital for the Company in order to enable the Company to continue the development of its pipeline candidates, while broadening its Shareholder base. The Directors are of the view that the 2025 Placing and the 2025 Subscription would further strengthen the financial position of the Group and provide additional working capital to the Group.

The table below sets out the planned applications of the net proceeds from the 2025 Placing and the actual usage up to June 30, 2026.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount during the Reporting Period	Utilized amount (as at June 30, 2026)	Unutilized amount (as at June 30, 2026)	Expected timeline for utilizing the remaining balance of net proceeds from the 2025 Placing
		(HK$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
Commercialization efforts, including expanding coverage and improving patient access	40%	597.0	543.5	94.5	109.4	434.1	December 31, 2026
Global clinical development to advance the core pipeline candidates of the Company	35%	522.4	475.5	82.7	95.7	379.8	December 31, 2026
Infrastructure and working capital to strengthen global operations	25%	373.1	339.7	59.1	68.4	271.3	December 31, 2026
Total	100%	1,492.5	1,358.7	236.3	273.5	1,085.2

(1)	The sum of the data may not add up to the total due to rounding.

(2)	The expected timeline for utilizing the remaining balance of net proceeds is based on the best estimation of the market conditions made by the Group and it is subject to the research and development progress of the Group.

(3)	Net proceeds from the 2025 Placing were received in Hong Kong dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2025 Placing.

Use of Net Proceeds From the Subscription of Shares by Innovent

Innovent has subscribed for 8,823,863 Shares at a total consideration of HK$388.25 million (being approximately US$50 million) and at the subscription price of HK$44.0 per Share. The completion of the subscription of Shares by Innovent took place on July 23, 2021. The net proceeds (after the deduction of all applicable costs and expenses) raised from the subscription of Shares by Innovent were approximately HK$388.06 million (being approximately US$49.98 million).

There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated July 14, 2021 and as at June 30, 2026, the Company has fully utilized the net proceeds in accordance with such intended purposes.

The strategic equity investment in the Company by Innovent by way of subscription of Shares signifies Innovent’s recognition of the Company’s research and development capabilities, as well as the Company’s growth potential. The equity investment is also expected to provide further financial support to the Company’s global clinical development programs. In addition, in view of the strategic collaboration relationship between the Company and Innovent, the subscription of Shares allows Innovent to further share the Company’s prospects, whereby strengthening the business cooperation between the two groups.

The table below sets out the planned applications of the net proceeds from the subscription of Shares by Innovent and the actual usage up to June 30, 2026.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2026)
		(HK$ million)	(RMB million)	(RMB million)
Development and commercialization of the Company’s Core Product, HQP1351	30%	116.42	97.10	97.10
Development of the Company’s key product candidate, APG-2575	70%	271.64	226.40	226.40
Total	100%	388.06	323.50	323.50

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the subscription of Shares by Innovent were received in Hong Kong dollars and translated to RMB for application planning.

Use of Net Proceeds from the 2024 Share Subscription

On June 14, 2024, the Company and Takeda entered into the Securities Purchase Agreement, pursuant to which the Company agreed to issue and allot, and Takeda agreed to subscribe, for a total of 24,307,322 shares at an aggregate consideration of US$75,000,000 (equivalent to approximately HK$585.77 million). The purchase price per shares in the 2024 Share Subscription is HK$24.09850. The closing price of the Shares on June 14, 2024, being the date on which the terms of the Securities Purchase Agreement was fixed, was HK$23.05. The aggregate nominal value of the shares in the 2024 Share Subscription is US$2,430,732.2.

The number of shares in the 2024 Share Subscription represents approximately 8.37% of the then existing issued share capital of the Company and approximately 7.73% of the then enlarged issued share capital of the Company.

All the Share Subscription Conditions Precedent have been satisfied and the Closing took place on June 20, 2024 (after trading hours). An aggregate of 24,307,322 Subscription Shares have been successfully allotted and issued by the Company to Takeda at the Share Purchase Price of HK$24.09850 (equivalent to approximately US$3.08549) per Subscription Share pursuant to the terms and conditions of the Securities Purchase Agreement.

The gross proceeds raised from the 2024 Share Subscription is US$75,000,000 (equivalent to approximately HK$585.77 million) and the net proceeds (after deducting all applicable costs and expenses) arising from the 2024 Share Subscription amount to approximately US$73,000,000 (equivalent to approximately HK$570.15 million). The net price per shares in the 2024 Share Subscription is approximately HK$23.46.

There was no change in the intended use of the net proceeds as previously disclosed in the relevant announcement of the Company dated June 14, 2024 and as at June 30, 2026 the Company has fully utilized the net proceeds in accordance with such intended purposes.

The strategic equity investment in the Company by Takeda by way of the 2024 Share Subscription is expected to provide further financial support to the Company’s global clinical development programs.

The table below sets out the planned applications of the net proceeds from the 2024 Share Subscription and the actual usage up to June 30, 2026.

Use of proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Planned allocation of net proceeds	Utilized amount (as at June 30, 2026)
		(US$ million)	(RMB million)	(RMB million)
Development of the Company’s Core Product, HQP1351 and the Company’s key product candidate, APG-2575	90%	65.7	467.5	467.5
Development of the Company’s other key product candidates	10%	7.3	51.9	51.9
Total	100%	73	519.4	519.4

Notes:

(1)	The sum of the data may not add up to the total due to rounding.

(2)	Net proceeds from the 2024 Share Subscription were received in U.S. dollars and translated to RMB for application planning. The plan was adjusted slightly due to the fluctuation of the exchange rate since the 2024 Share Subscription.

Use of Net Proceeds from the U.S. Initial Public Offering

On January 28, 2025, we completed our U.S. initial public offering in which we offered and sold an aggregate 7,325,000 ADSs at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the Company for gross proceeds of approximately US$126.4 million (equivalent to approximately HK$983.8 million). On February 13, 2025, in connection with the underwriters’ exercise of their over-allotment option, we issued an additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of approximately US$16.13 million (equivalent to approximately HK$125.6 million). Each ADS represents 4 ordinary shares. Our ADSs are listed on the NASDAQ under the symbol “AAPG”.

Therefore, we issued a total of 8,260,144 ADSs (representing 33,040,576 ordinary shares). After the issuance, the total number of our issued and outstanding ordinary shares increased from 315,226,005 shares to 348,266,581 shares. The aggregate gross proceeds raised under the offering were approximately US$142.5 million (equivalent to approximately HK$1,109.4 million). The net proceeds under the offering were approximately US$132.5 million (equivalent to approximately HK$1,031.8 million) after deduction of the underwriting discounts and commissions of approximately US$10.0 million (equivalent to approximately HK$77.7 million).

There is no change in our intended use of the net proceeds from our U.S. initial public offering as previously disclosed in our announcements dated February 2, 2025 and February 13, 2025 and the Company will gradually utilize the net proceeds in accordance with such intended purposes.

For details, please refer to the announcements issued by the Company on December 29, 2024, January 21, 2025, January 24, 2025, February 2, 2025, and February 13, 2025.

The table below sets out the planned applications of the net proceeds from the offering and the actual usage up to June 30, 2026.

						Expected timeline
						for utilizing
			Utilized amount	Utilized amount	Unutilized amount	the remaining
	Planned	Planned	during the	(as at	(as at	balance of net
Use of proceeds	allocation of net proceeds	allocation of net proceeds	Reporting Period	June 30, 2026)	June 30, 2026)	proceeds from the offering
	(US$ million)	(RMB million)	(RMB million)	(RMB million)	(RMB million)
To pursue NDA approval of Lisaftoclax for R/R CLL in China and to prepare for commercial launch in China, advance the clinical development of Lisaftoclax in the United States and other countries, including completing enrollment for GLORA and pursuing clearance with regulatory authorities to add new trial sites in multiple countries and to pursue additional indications for Lisaftoclax	50.0-60.0	398.4	196.2	227.0	171.4	December 31, 2026
To advance the clinical development of Olverembatinib in the United States and other countries, including completing enrollment for POLARIS-2 and pursuing clearance with regulatory authorities to add new trial sites in multiple countries, and to expand the label of Olverembatinib into earlier lines and other indications	30.0-40.0	253.5	124.8	144.5	109.1	December 31, 2026
To fund the research and development of our other product candidates, including completing the Phase 1 clinical trial for APG-5918 in anemia and pursuing clearance to initiate a registrational trial for alrizomadlin	10.0-20.0	181.1	89.2	103.2	77.9	December 31, 2026
For the development of our future pipeline programs and for working capital and general corporate purposes	10.0-20.0	126.8	62.4	72.2	54.5	December 31, 2026
Total	132.5	959.8	472.6	546.9	412.9

N.B. The sum of the data may not add up to the total due to rounding.

2021 WARRANTS

On July 14, 2021, the Company and Innovent entered into a warrant subscription deed, pursuant to which the Company agreed to issue to Innovent 6,787,587 warrants. The initial subscription price of each warrant share upon exercise of the warrants is HK$57.20. The subscription rights attaching to the warrants may be exercised during the period commencing on the date of issuance of the warrants and ending on the date that is 24 months after the date of issuance of the warrants. The warrants have expired in July 2023 and not been exercised.

Audit Committee

The Company has established the Audit Committee with written terms of reference in accordance with the Listing Rules. The Audit Committee comprises two independent non-executive Directors, namely, Mr. Ye Changqing and Ms. Marina S. Bozilenko, and one non-executive Director Dr. Lu Simon Dazhong. Mr. Ye Changqing is the chairman of the Audit Committee.

The unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 and this announcement have been reviewed by the Group’s external auditor, Ernst & Young, in accordance with the Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants, and by the Audit Committee. The Audit Committee concluded that such financial statements and this announcement had been prepared in accordance with applicable accounting standards and relevant requirements, and had made adequate disclosure. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with senior management members of the Company.

Future Plans for Material Investments and Capital Assets

Save as disclosed in this announcement, as at the date of this announcement, there were no future plans regarding material investment or capital assets.

Appointment of Dr. Faiçal Miyara as Chief Business Officer and Jim Ziegler as Chief Commercial Officer

On August 3, 2026, we appointed Dr. Faical Miyara as Chief Business Officer (CBO), responsible for the Company’s global business development, and Jim Ziegler as Chief Commercial Officer (CCO), responsible for the commercialization of the Company’s products in the United States and other countries outside of China. Appointments put dedicated leadership behind two separate priorities: building Ascentage Pharma’s own commercial organization in the United States, and expanding its global business development program.

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2026 (six months ended June 30, 2025: Nil).

PUBLICATION OF INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ascentage.com).

The interim report for the six months ended June 30, 2026 containing all the information required by Appendix D2 to the Listing Rules will be provided to the Shareholders and published on the websites of the Stock Exchange and the Company.

APPRECIATION

The Board would like to express its sincere gratitude to the Shareholders, management team, employees, business partners and customers of the Group for their support and contribution to the Group.

DEFINITIONS

Unless the context requires otherwise, the expressions used in this announcement shall have the meanings as follows:

“2018 RSU Scheme”	the restricted share unit scheme approved by the Board on July 6, 2018 (as amended from time to time)

“2020 Placing”	the placing of 15,000,000 Shares at a price of HK$46.80 each pursuant to the terms and conditions of the 2020 Placing Agreement

“2020 Placing Agreement”	the placing agreement entered into among the Company, Citigroup Global Markets Limited and J.P. Morgan Securities (Asia Pacific) Limited dated July 8, 2020 in relation to the 2020 Placing

“2021 Placing”	the placing and subscription of 26,500,000 Shares at a price of HK$44.20 each pursuant to the terms and conditions of the 2021 Placing Agreement

“2021 Placing Agreement”	the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited dated February 3, 2021 in relation to the 2021 Placing

“2021 RSU Scheme”	the restricted share unit scheme approved by the Board on February 2, 2021 (as amended from time to time)

“2021 Warrants”	the unlisted warrants issued by the Company to Innovent pursuant to the Warrant Subscription Deed

“2022 RSU Scheme”	the restricted share unit scheme approved by the Board on June 23, 2022 (as amended from time to time)

“2023 Placing”	the placing and subscription of 22,500,000 Shares at a price of HK$24.45 each pursuant to the terms and conditions of the 2023 Placing Agreement

“2023 Placing Agreement”	the placing and subscription agreement entered into among the Company, the Founders SPV, J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited dated January 18, 2023 in relation to the 2023 Placing

“2024 Share Subscription”	the purchase of the 24,307,322 new Shares issued by the Company under the general mandate by Takeda pursuant to the Securities Purchase Agreement

“2025 AGM”	the annual general meeting of the Company held on May 20, 2026

“2025 Placing”	the placing and subscription of 22,000,000 Shares at a price of HK$68.60 each pursuant to the terms and conditions of the 2025 Placing Agreement

“2025 Placing Agreement”	the placing and subscription agreement entered into among the Company, Dajun Yang Dynasty Trust, J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited dated July 14, 2025 in relation to the 2025 Placing

“AACR”	American Association for Cancer Research

“ADS(s)”	American depositary share(s), each ADS represents 4 Ordinary Shares

“AGM”	annual general meeting of the Company

“ALK”	anaplastic lymphoma kinase

“ALL”	acute lymphoblastic leukemia

“AML”	acute myelogenous leukemia

“APG-115”	Alrizomadlin, our novel, orally active small molecule MDM2-p53 inhibitor

“APG-1252”	Pelcitoclax, our novel, highly potent, small molecule drug designed to restore apoptosis, or programmed cell death, through selective inhibition of the Bcl-2/Bcl-xL proteins

“APG-1387”	our novel, small molecule inhibitor of the IAP

“APG-2449”	our third-generation inhibitor of the FAK, ROS1 and ALK kinases

“APG-2575”	Lisaftoclax (APG-2575), our novel, orally administered Bcl-2 inhibitor

“APG-5918”	our potent, orally available, and selective EED inhibitor

“ASCO”	American Society of Clinical Oncology

“Ascentage”	collectively, Ascentage Pharma, Ascentage HK, Ascentage GZ, Ascentage SZ

“Ascentage GZ” or “Guangzhou Healthquest”	Guangzhou Healthquest Pharma Co. Ltd.* ( 廣州順健生物醫藥科技有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company

“Ascentage HK”	Ascentage Pharma Group Corp Limited ( 亞盛醫藥集團(香港)有限公司), a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Company

“Ascentage SZ”	Suzhou Ascentage Pharma Co., Ltd.* (蘇州亞盛藥業有限公司), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of the Company

“AstraZeneca”	AstraZeneca PLC, a UK-Swedish multinational pharmaceutical and biopharmaceutical company headquartered in the United Kingdom, an Independent Third Party

“Audit Committee”	the audit committee of the Board

“AZA”	Azacitidine

“Bcl-2”	B-cell lymphoma 2

“Bcl-2/Bcl-xL”	B-cell lymphoma 2/B-cell lymphoma extra-large; a member of the Bcl-2 family proteins, and acts as an anti-apoptotic protein by preventing the release of mitochondrial contents such as cytochrome c, which leads to caspase activation and ultimately, programmed cell death

“BCR”	breakpoint cluster region

“BCR-ABL”	a fusion gene formed by the ABL gene from chromosome 9 joining to the BCR gene on chromosome 22, which is found in most patients with chronic myelogenous leukemia, or CML, and in some patients with acute lymphoblastic leukemia, or ALL, or acute myelogenous leukemia or AML

“Board”	the board of directors of the Company

“BTK”	Bruton’s tyrosine kinase inhibitor

“BVI”	the British Virgin Islands

“CDE”	the center of drug evaluation of China

“CG Code”	the “Corporate Governance Code” as contained in Appendix C1 to the Listing Rules

“CLL”	chronic lymphocytic leukemia; a slowly progressing, liquid form of tumor that causes an excess of white blood cells in the bone marrow, blood, liver, and spleen

“CLL/SLL”	chronic lymphocytic leukemia/small lymphocytic lymphoma

“Closing”	closing under the Securities Purchase Agreement

“CML”	chronic myeloid/myelogenous leukemia; a type of cancer that affects the blood and bone marrow

“CML-AP”	accelerated-phase CML

“CML-CP”	chronic-phase chronic myeloid leukemia

“Company” or “Ascentage Pharma”	Ascentage Pharma Group International (亞盛醫藥集團), an exempted company incorporated in the Cayman Islands with limited liability on November 17, 2017

“Core Product”	has the meaning ascribed to it in Chapter 18A of the Listing Rules

“Director(s)”	the director(s) of the Company, including all executive, non-executive and independent non-executive directors

“Dr. Guo”	Dr. Guo Edward Ming, a Substantial Shareholder

“Dr. Wang”	Dr. Wang Shaomeng, our non-executive director and a Substantial Shareholder

“Dr. Yang”	Dr. Yang Dajun, our chairman, chief executive officer, a Substantial Shareholder, and spouse of Dr. Zhai

“Dr. Zhai”	Dr. Zhai Yifan, our chief medical officer, a Substantial Shareholder, and spouse of Dr. Yang

“EED”	Embryonic Ectoderm Development

“EGFR”	epidermal growth factor receptor

“Exclusive Option Agreement”	the exclusive option agreement dated June 14, 2024 entered into among Ascentage and Takeda in relation to, among other things, research, development, import, export, manufacture, usage, commercialization and exploitation of Olverembatinib

“FAK”	focal adhesion kinase; an enzyme involved in cellular adhesion (how cells stick to each other and their surroundings) and spreading processes (how cells move around)

“FDA”	U.S. Food and Drug Administration

“Founders SPV”	Ascentage Limited (now dissolved), a company incorporated in BVI with limited liability which is owned by Dr. Yang (for himself and as settlor of the Yang Family Trust) as to 45.53%, Dr. Guo (for himself and as settlor of the Guo Family Trust) as to 27.69% and Dr. Wang (for himself and as settlor of the Wang Family Trust) as to 26.78%, a Substantial Shareholder

“FVTPL”	fair value through profit or loss

“GIST”	gastrointestinal stromal tumor

“Global Offering”	the Hong Kong public offering and the international offering as defined in the Prospectus

“GMP”	Good Manufacturing Practices

“Group”, “we”, “our” or “us”	the Company and its subsidiaries from time to time

“Guo Family Trust”	Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee

“HK$” or “Hong Kong dollars” or “HKD”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HQP1351”	formerly known as D824, or GZD824; Olverembatinib, our third-generation BCR-ABL inhibitor, which was designed to overcome drug resistance caused by BCR-ABL kinase mutants such as T315I mutants

“IAP”	inhibitors of apoptosis protein

“IFRS”	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board

“IND”	investigational new drug, an application and approval process required before drug candidates may commence clinical trials

“Innovent”	Innovent Biologics, Inc. ( 信達生物製藥), an exempted company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1801)

“Innovent Suzhou”	Innovent Biologics (Suzhou) Co., Ltd. (信達生物製藥(蘇州)有限公司), a company with limited liability established under the laws of the PRC and controlled by Innovent

“IP”	intellectual property

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange

“MDM2”	Murine Double Minute 2

“MDS”	myelodysplastic syndrome; group of cancers in which immature blood cells in the bone marrow do not mature and therefore do not become healthy blood cells

“MM”	multiple myeloma

“Model Code”	the “Model Code for Securities Transactions by Directors of Listed Issuers” set out in Appendix C3 to the Listing Rules

“NASDAQ”	National Association of Securities Dealers Automated Quotations

“NCCN”	National Comprehensive Cancer Network

“NDA”	New Drug Application

“NHL”	non-Hodgkin’s lymphoma

“NMPA”	National Medical Products Administration of the PRC, formerly known as the China National Drug Administration, or CNDA, and the China Food and Drug Administration, or CFDA

“NRDL”	National Reimbursement Drug List

“NSCLC”	non-small cell lung cancer

“ODD”	Orphan Drug Designations

“Option”	the exclusive option granted by Ascentage to Takeda to enter into an exclusive license agreement, pursuant to the terms of the Exclusive Option Agreement

“PD-1”	Programmed cell death protein 1, a cell surface receptor that belongs to the immunoglobulin superfamily and is expressed on T cells and pro-B cells

“Ph+ ALL”	Philadelphia-positive acute lymphoblastic leukemia

“Post-IPO Share Option Scheme”	the post-IPO share option scheme approved by the Board on September 28, 2019 as amended from time to time

“PRC” or “China” or “Mainland China”	the People’s Republic of China and for the purposes of this announcement only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, Macau and Taiwan

“Pre-IPO Share Option Scheme”	the pre-IPO share option scheme approved by the Board on July 13, 2018 as amended from time to time

“Prospectus”	the prospectus of the Company dated October 16, 2019

“R&D”	research and development

“relapsed/refractory” or “R/R”	disease or condition which become progressive after treatment (relapsed) or does not respond to the initial treatment (refractory)

“Reporting Period”	the six-month period from January 1, 2026 to June 30, 2026

“RMB”	Renminbi, the lawful currency of the PRC

“ROS1”	receptor tyrosine kinase with structural similarity to the ALK protein

“RSU(s)”	restricted share unit(s)

“SCLC”	small cell lung cancer

“SDH-”	succinate dehydrogenase-

“Securities Purchase Agreement”	the securities purchase agreement dated June 14, 2024 entered into between the Company and Takeda in relation to the 2024 Share Subscription

“Shareholders”	holder(s) of the Share(s)

“Share(s)”	ordinary share(s) of US$0.0001 par value each in the share capital of the Company

“Share Purchase Price”	HK$24.09850 (equivalent to approximately US$3.08549), which is the share purchase price for each Subscription Share under the Securities Purchase Agreement

“Share Subscription Conditions Precedent”	the conditions precedent to the 2024 Share Subscription

“Stock Exchange”	The Stock Exchange of Hong Kong Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

“SLL”	small lymphocytic leukemia

“Subscription Share(s)”	the 24,307,322 shares which the Company agreed to issue and allot, and Takeda agreed to subscribe pursuant to the Securities Purchase Agreement

“Substantial Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires refers to Dr. Yang, Dr. Guo, Dr. Wang, the Founders SPV, Dr. Zhai and HealthQuest Pharma Limited

“T315I”	a type of mutation that sometimes results in the failure of tyrosine kinase inhibitor (TKI) treatment

“Takeda”	Takeda Pharmaceuticals International AG, a company established under the laws of Switzerland

“TKI(s)”	tyrosine kinase inhibitor; a type of pharmaceutical drug that inhibits tyrosine kinases

“United States” or “U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”, “USD” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“Wang Family Trust”	Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is a trustee

“Yang Family Trust”	Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is a trustee

“%”	per cent

By order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, August 19, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.